02034407

SUPPL

GRUPOMEXICO

GRUPO MEXICO, S.A. DE C.V.
AV BAJA CALIFORNIA No. 200, COL. ROMA SUR, 06760 MEXICO, D.F.
TELS. 55-64-74-70 Ext. 7150, FAX: 55-64-76-77, E-mail: edurant@gmexico.com.mx

May 22, 2002

SEC MAIL PROCESSING RECEIVED MAY 23 2002 WASH, D.C. 155 SECTION

United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Filing Desk

Issuer: GRUPO MEXICO, S.A DE C.V., File Number 82-4582

Ladies and Gentlemen:

In accordance with rule 12g 3-2 (b), annex you will find Financial Information of Grupo México, S.A. de C.V., filed to the Mexican Stock Exchange (Bolsa Mexicana de Valores) relating to our results for the year ended December 31, 2001 (Audited) and first quarter ended March 31, 2002, (Unaudited)

Any questions concerning the enclosed, should be addressed to the undersigned at (011) (52-55) 5564-7470 or to Daniel Tellechea Salido at (011). (52-55) 5574-8483

Sincerely,

Ernesto Durán Trinidad
Corporate Comptroller Director

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Enclosure

cc: Daniel Tellechea Salido Managing Director, Finance, (Grupo México, S.A. de C.V.)
Michael L. Fitzgerald (Sidley Austin Brown & Wood)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

Quarter: 4 Year: 2001

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**78,952,011**	**100**	**83,540,022**	**100**
2	**CURRENT ASSETS**	**11,483,465**	**15**	**15,151,201**	**18**
3	CASH AND SHORT-TERM INVESTMENTS	2,926,223	4	2,803,829	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,312,887	3	3,448,542	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,067,269	1	1,687,964	2
6	INVENTORIES	4,789,442	6	6,871,768	8
7	OTHER CURRENT ASSETS	387,644	0	339,098	0
8	**LONG-TERM**	**123,640**	**0**	**150,422**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	123,640	0	150,422	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**56,103,208**	**71**	**56,891,169**	**68**
13	PROPERTY	34,557,407	44	40,271,444	48
14	MACHINERY AND INDUSTRIAL	46,696,258	59	46,700,155	56
15	OTHER EQUIPMENT	1,272,830	2	1,100,748	1
16	ACCUMULATED DEPRECIATION	28,136,116	36	33,533,609	40
17	CONSTRUCTION IN PROGRESS	1,712,829	2	2,352,431	3
18	**DEFERRED ASSETS (NET)**	**10,903,972**	**14**	**10,391,968**	**12**
19	**OTHER ASSETS**	**337,726**	**0**	**955,262**	**1**
20	**TOTAL LIABILITIES**	**48,022,038**	**100**	**48,703,829**	**100**
21	**CURRENT LIABILITIES**	**14,687,812**	**31**	**11,773,356**	**24**
22	SUPPLIERS	3,800,227	8	5,122,428	11
23	BANK LOANS	7,801,855	16	4,354,038	9
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	964,391	2	869,565	2
26	OTHER CURRENT LIABILITIES	2,121,339	4	1,427,325	3
27	**LONG-TERM LIABILITIES**	**18,949,760**	**39**	**23,399,419**	**48**
28	BANK LOANS	18,749,531	39	23,034,534	47
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	200,229	0	364,885	1
31	**DEFERRED LOANS**	**11,758,674**	**24**	**11,824,210**	**24**
32	**OTHER LIABILITIES**	**2,625,792**	**5**	**1,706,844**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**30,929,973**	**100**	**34,836,193**	**100**
34	**MINORITY INTEREST**	**8,671,998**	**28**	**9,053,251**	**26**
35	**MAJORITY INTEREST**	**22,257,975**	**72**	**25,782,942**	**74**
36	**CONTRIBUTED CAPITAL**	**17,351,857**	**56**	**17,351,857**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,315,979	53	15,710,595	45
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	896,132	3	869,494	2
39	PREMIUM ON SALES OF SHARES	139,746	0	771,768	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,906,118**	**16**	**8,431,085**	**24**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,290,023	43	11,169,985	32
43	REPURCHASE FUND OF SHARES	12,709	0	12,709	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,832,707)	(19)	(5,132,578)	(15)
45	NET INCOME FOR THE YEAR	(2,563,907)	(8)	2,380,969	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,926,223**	100	**2,803,829**	100
46	CASH	680,908	23	2,303,316	82
47	SHORT-TERM INVESTMENTS	2,245,315	77	500,513	18
18	**DEFERRED ASSETS (NET)**	**10,903,972**	100	**10,391,968**	100
48	AMORTIZED OR REDEEMED EXPENSES	10,756,085	99	10,224,560	98
49	GOODWILL	124,329	1	145,122	1
50	DEFERRED TAXES	23,558	0	22,286	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**14,687,812**	100	**11,773,356**	100
52	FOREING CURRENCY LIABILITIES	12,768,752	87	9,935,073	84
53	MEXICAN PESOS LIABILITIES	1,919,060	13	1,838,283	16
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**2,121,339**	100	**1,427,325**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,121,339	100	1,427,325	100
27	**LONG-TERM LIABILITIES**	**18,949,760**	100	**23,399,419**	100
59	FOREING CURRENCY LIABILITIES	18,949,760	100	23,399,419	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**200,229**	100	**364,885**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	200,229	100	364,885	100
31	**DEFERRED LOANS**	**11,758,674**	100	**11,824,210**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,758,674	100	11,824,210	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**2,625,792**	100	**1,706,844**	100
68	RESERVES	2,625,792	100	1,706,844	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,832,707)**	100	**(5,132,578)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,847,099)	(83)	(4,645,610)	(91)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(985,608)	(17)	(486,968)	(9)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(3,204,347)	3,377,845
73	PENSIONS FUND AND SENIORITY PREMIUMS	368,877	797,438
74	EXECUTIVES (*)	216	214
75	EMPLOYERS (*)	5,738	6,059
76	WORKERS (*)	17,815	21,878
77	CIRCULATION SHARES (*)	651,646,640	651,337,624
78	REPURCHASED SHARES (*)	0	0

7/05/2002 17.34

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**27,650,294**	**100**	**35,012,504**	**100**
2	COST OF SALES	23,104,256	84	27,491,904	79
3	**GROSS INCOME**	**4,546,038**	**16**	**7,520,600**	**21**
4	OPERATING	5,032,219	18	2,100,038	6
5	**OPERATING INCOME**	**(486,181)**	**(2)**	**5,420,562**	**15**
6	TOTAL FINANCING COST	1,265,583	5	1,168,022	3
7	**INCOME AFTER FINANCING COST**	**(1,751,764)**	**(6)**	**4,252,540**	**12**
8	OTHER FINANCIAL OPERATIONS	(251,833)	(1)	109,682	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,499,931)**	**(5)**	**4,142,858**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,070,372	4	3,535,808	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(2,570,303)**	**(9)**	**607,050**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(9,194)	0	3,905	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,579,497)**	**(9)**	**610,955**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(2,579,497)**	**(9)**	**610,955**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(2,737,728)	(8)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(2,579,497)**	**(9)**	**3,348,683**	**10**
19	NET INCOME OF MINORITY INTEREST	(15,590)		967,714	3
20	**NET INCOME OF MAJORITY INTEREST**	**(2,563,907)**	**(9)**	**2,380,969**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**27,650,294**	**100**	**35,012,504**	**100**
21	DOMESTIC	8,660,099	31	10,128,644	29
22	FOREIGN	18,990,195	69	24,883,860	71
23	TRANSLATED INTO DOLLARS (***)	2,071,085	7	2,713,853	8
6	**TOTAL FINANCING COST**	**1,265,583**	**100**	**1,168,022**	**100**
24	INTEREST PAID	2,496,966	197	2,704,525	232
25	EXCHANGE LOSSES	387,679	31	739,359	63
26	INTEREST EARNED	227,375	18	301,180	26
27	EXCHANGE PROFITS	547,911	43	569,529	49
28	GAIN DUE TO MONETARY POSITION	(843,776)	(67)	(1,405,153)	(120)
8	**OTHER FINANCIAL OPERATIONS**	**(251,833)**	**100**	**109,682**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(251,833)	(100)	109,682	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,070,372**	**100**	**3,535,808**	**100**
32	INCOME TAX	635,029	59	796,694	23
33	DEFERED INCOME TAX	246,390	23	2,454,526	69
34	WORKERS' PROFIT SHARING	188,953	18	284,588	8
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

7/05/2002 17.34

(***) THOUSANDS OF DOLLARS

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	27,650,293	35,012,503
37	NET INCOME OF THE YEAR	(97,974)	(147,123)
38	NET SALES (**)	27,650,294	35,012,504
39	OPERATION INCOME (**)	(486,181)	5,420,562
40	NET INCOME OF MAYORITY INTEREST(**)	(2,563,907)	2,380,969
41	NET CONSOLIDATED INCOME (**)	(2,579,497)	3,348,683

7/05/2002 29/01/1999 17.34

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(2,579,497)**	**3,348,683**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	5,046,267	507,723
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,466,770**	**3,856,406**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	2,836,742	6,397,341
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**5,303,512**	**10,253,747**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,224,473)	(6,181,162)
7	CASH FLOW FROM INTERNAL FINANCING	(260,931)	636,505
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,485,404)**	**(5,544,657)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,695,714)**	**(4,649,742)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	122,394	59,348
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,803,829	2,744,481
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,926,223	2,803,829

7/05/2002 17.34

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**5,046,267**	**507,723**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,907,133	695,238
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	410,454	93,794
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	728,680	(281,309)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**2,836,742**	**6,397,341**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,756,350	74,699
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,530,626	606,136
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(48,546)	7,329,134
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(368,641)	(555,458)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(33,047)	(1,057,170)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,224,473)**	**(6,181,162)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(387,287)	(17,623)
27	(-) BANK FINANCING AMORTIZATION	(837,186)	(6,163,539)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(260,931)**	**636,505**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	636,505
31	(-) DIVIDENS PAID	(260,931)	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,695,714)**	**(4,649,742)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	17,588	(644,697)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,553,041)	(3,076,525)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(411,587)	(712,666)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(748,674)	(215,854)

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(9.33)	%	9.56	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(11.52)	%	9.23	%
3	NET INCOME TO TOTAL ASSETS (**)	(3.27)	%	4.01	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	10.30	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(32.71)	%	41.96	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.35	times	0.42	times
7	NET SALES TO FIXED ASSETS (**)	0.49	times	0.62	times
8	INVENTORIES ROTATION (**)	4.82	times	4.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	26	days	31	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.40	%	9.87	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.82	%	58.30	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.55	times	1.40	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	66.05	%	68.44	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	33.78	%	41.13	%
15	OPERATING INCOME TO INTEREST PAID	(0.19)	times	2.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.58	times	0.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.78	times	1.29	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.46	times	0.70	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.24	times	0.31	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.92	%	23.82	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.92	%	11.01	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	10.26	%	18.27	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.12	times	3.79	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	82.43	%	111.48	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	17.57	%	(11.48)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	69.08	%	66.17	

7/05/2002 17.34

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (3.94)	$ 22.09
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (3.94)	$ 5.67
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 25.40
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 34.16	$ 39.58
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.39	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.26 times	0.73 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	2.28 times	1.31 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

7/05/2002 17.34

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

82-4582

STOCK EXCHANGE CODE: GMEXICO
GRUPO MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

GRUPO MEXICO 4RD QUARTER CEO REPORT

HIGHLIGHTS (EXPRESSED IN THOUSANDS OF US DOLLARS - US GAAP) (*)

FINANCIAL US GAAP	THREE MONTHS ENDED: DEC 31TH 2001	DEC. 31TH 2000	VAR. %	TWELVE MONTHS ENDED: DECEMBER 31TH 2001	DECEMBER,31 2000	VAR. %
NET SALES	620,350	837,883	(26.0)	2,861,494	3,475,223	(17.7)
COST OF SALES	590,305	628,080	(6.0)	2,377,879	2,734,456	(13.0)
ADMINISTRATIVE COST	34,555	35,657	(3.1)	127,999	142,813	(10.4)
OPERATING EARNINGS	(77,000)	113,595	(167.8)	71,848	339,405	(78.8)
OPERATING CASH FLOW(EBITDA)	(4,510)	187,566	(102.4)	355,616	611,374	(41.8)
FINANCING COSTS (NET)	24,787	68,615	(63.9)	209,645	260,796	(19.6)
NET LOSS (MAJORITY)	(258,450)	(40,059)	(545.2)	(348,151)	(104,064)	(234.6)
EARNINGS PER SHARE (MAJORITY)	(0.40)	(0.06)	(544.4)	(0.53)	(0.16)	(234.4)

* BECAUSE OF THE NATURE OF OUR MINING BUSINESS ACTIVITIES, WHOSE SALES ARE 100% DENOMINATED IN US DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES UNDER THE HEADING "APPLIES TO US GAAP" AND SUBSEQUENTLY IN ACCORDANCE WITH MEXICAN GAAP UNDER THE HEADING " APPLIES TO MEXICAN GAAP".

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FOR THE TWELVE MONTHS ENDED ON DECEMBER 31ST 2001, INCLUDE THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC), GRUPO FERROVIARIO MEXICANO (GFM) AND INFRAESTRUCTURA Y TRANSPORTES MÉXICO (ITM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC) AND FERROMEX.

APPLIES TO US GAAP:
G.MEXICO CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FOR THE TWELVE MONTHS ENDING ON DECEMBER 31ST, 2001 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF SIGNIFICANT PERSONNEL REDUCTIONS, THE SUSPENSION OF SOME OF OUR MINING OPERATIONS, AS WELL AS ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE CURRENT CONDITIONS OF THE MINING INDUSTRY. IN ADDITION, THE COMPANY HAS REDUCED ITS PURCHASES OF ORES FROM THIRD PARTIES WHICH DID NOT REFLECT MARGINS FOR G.MÉXICO MINING COMPANIES AS A RESULT OF THE POOR MARKET CONDITIONS. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE FOURTH QUARTER BY 5.9%, WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR WITH TOTAL SAVINGS OF $38.9 MILLION. THESE SAVINGS, WERE NOT ENOUGH TO OFFSET THE NEGATIVE EFFECT OF THE SEVERE DROP DURING THE FOURTH QUARTER IN COPPER PRICES (25.0%), ZINC PRICES (30.4%) AND IN SILVER PRICES (10.4%). THE FALL IN PRICES AMOUNTED TO A NEGATIVE IMPACT OF APPROXIMATELY $ 206.3 MILLION, SIGNIFICANTLY

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

MORE THAN THE EFFECT FROM THE SAME PERIOD OF THE PREVIOUS YEAR, WHICH WAS A NON-RECURRING CHARGE TO THE RESULTS OF $ 53.6 MILLION DOLLARS, AS A RESULT OF A LOSS IN THE APPLICATION OF FASB-133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES".

WITH REFERENCE TO THE FULL YEAR, THESE COST SAVINGS AMOUNTED TO $371.4 MILLION. IT IS NOTEWORTHY THAT THESE IMPORTANT COST SAVINGS, TOGETHER WITH THE EXCELLENT RESULTS ACHIEVED AT OUR RAILROAD OPERATIONS, WERE NOT SUFFICIENT TO ENTIRELY MITIGATE THE UNPRECEDENTED DECLINE OF THE PRICES OF ALL THE METALS THAT WE PRODUCE AND SELL, AS WELL AS THE INCREASE IN THE ENERGY SUPPLIES AND ELECTRICITY PRICES DURING THE YEAR. WE WILL CONTINUE TO MAKE ADDITIONAL EFFORTS THAT WILL ALLOW US TO ADJUST OUR OPERATIONS TO THE NEEDS OF THE PRESENT MARKETS.

G.MEXICO CONSOLIDATED SALES FOR THE YEAR 2001 AMOUNTED TO $2,861.5 MILLION DOLLARS REPRESENTING A 17.7% DECREASE COMPARED TO THE PREVIOUS YEAR. WITH RESPECT TO THE FOURTH QUARTER, THE SALES AMOUNTED TO $620.4 MILLION DOLLARS, A 26.0% DECLINE WHEN COMPARED TO SALES REPORTED OVER THE PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD. COPPER REGISTERED A DECLINE OF 25.0%, ZINC 30.4%, MOLYBDENUN 4.2% AND SILVER 10.4% DURING THE FOURTH QUARTER COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THESE UNPRECEDENTED DECREASES ARE SHOWN IN THE CHART BELOW:

METAL'S MARKET PRICES

		THREE MONTHS ENDED:			TWELVE MONTHS ENDED:		
		DEC-31TH 2001	DEC-31TH 2000	VAR. %	DEC-31TH 2001	DEC-31TH 2000	VAR. %
COPPER	US CTS./LB.	65.7	87.6	(25.0)	72.6	84.0	(13.6)
ZINC	US CTS./LB.	34.6	49.7	(30.4)	40.2	51.2	(21.5)
SILVER	DLLRS./OZ	4.3	4.8	(10.4)	4.4	5.0	(12.0)
GOLD	DLLRS./OZ	278.4	271.5	2.5	271.0	279.0	(2.9)
MOLYBDENUM	US DLLRS./LB	2.3	2.4	(4.2)	2.3	2.5	(8.0)
LEAD	US CTS./LB	21.7	22.1	(1.8)	21.6	20.6	4.9

DURING 2001, SALES VOLUME OF OUR MAIN PRODUCT, COPPER, REGISTERED A REDUCTION OF 74,549 TONS EQUIVALENT TO A 6.5% REDUCTION COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. SIMILARLY, SALES VOLUMES FOR ZINC AND SILVER ARE OFF, WITH A 7.7% REDUCTION IN ZINC AND 32.4% IN SILVER. THESE REDUCTIONS WERE MAINLY NOTICEABLE DURING THE THIRD AND FOURTH QUARTER, AS A RESULT OF ADJUSTMENTS OF PLANT CAPACITIES AND SUSPENSIONS OF SOME MINING FACILITIES IMPLEMENTED DURING THE YEAR UNDER THE TOTAL AND UNIT PRODUCTION COST OPTIMIZATION CRITERION AND OVER THE VOLUME MAXIMIZATION CRITERION.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONSOLIDATED METAL'S VOLUME SOLD

		3 MONTHS ENDED DEC 31 2001	3 MONTHS ENDED DEC 31 2000	VAR %	12 MONTHS ENDED DEC 31 2001	12 MONTHS ENDED DEC 31 2000	VAR %
COPPER	(MT)	244,046	265,772	(8.2)	1,065,778	1,140,327	(6.5)
ZINC	(MT)	50,186	51,208	(2.0)	193,907	210,055	(7.7)
SILVER	(KG)	239,676	397,339	(39.7)	1,136,776	1,681,011	(32.4)
GOLD	(KG)	1,155	2,494	(53.7)	6,851	11,414	(40.0)
MOLYBDENUM	(MT)	3,313	3,000	10.4	13,889	15,082	(7.9)
LEAD	(MT)	9,604	23,369	(58.9)	51,109	85,898	(40.5)

IT IS WORTH MENTIONING AGAIN THAT 81.0% OF REVENUES IS DENOMINATED IN DOLLARS AND CORRESPOND TO THE MINING DIVISION. THE REMAINING 19.0% CORRESPONDS MAINLY TO THE RAILROAD DIVISION AND IS MOSTLY DENOMINATED IN PESOS.

G.MEXICO OPERATING EARNINGS REPRESENT 2.5% OF SALES COMPARED TO 9.8% DURING THE PREVIOUS YEAR, AMOUNTING TO $71.8 MILLION DOLLARS FOR THE FULL YEAR. THE OPERATING CASH FLOW (EBITDA) FOR THE FOURTH QUARTER WAS ($ 4.5). MILLION DOLLARS, REPRESENTING (0.7)% OF SALES; IN THE TWELVE MONTHS ENDED ON DECEMBER 31ST OF 2001, EBITDA WAS $355.6 MILLION DOLLARS, 41.8% LESS WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, DESPITE THE PREVIOUSLY MENTIONED COST SAVINGS OF MORE THAN $350 MILLION DOLLARS.

INVESTMENTS
THE INVESTMENT PROGRAM THAT HAS BEEN CARRIED OUT IN THE LAST THREE YEARS INCLUDE $ 416.2 MILLION DOLLARS THAT WERE EXPENSED DURING 2001, $352.7 MILLION DOLLARS OF WHICH CORRESPOND TO THE MINING DIVISION WITH THE COMPLETION AND START UP OF THE NEW ELECTROLYTIC PLANT IN CANANEA, MEXICO, LAST AUGUST, AS WELL AS THE COMPLETION AND THE EXPANSION OF THE TOQUEPALA-CUAJONE LEACHING SYSTEM IN PERU. THIS CONCLUDES MOST OF THE MINING INVESTMENT PROGRAM STARTED THREE YEARS AGO, WHICH WILL ALLOW THE COMPANY TO GENERATE ADDITIONAL RESOURCES IN THE FUTURE. THE 30% EXPANSION OF THE CAPACITY OF THE CONCENTRATOR IN TOQUEPALA,PERU, REACHED 61% COMPLETION AT DECEMBER 31, 2001, WITH AN INVESTMENT OF $22.3 MILLION DOLLARS OUT OF THE $64.0 MILLION BUDGETED. WHEN THIS PROJECT REACHES COMPLETION AT THE END OF AUGUST 2002, THE TOQUEPALA CONCENTRATOR MILLING CAPACITY WOULD INCREASE FROM 45,000 METRIC TONS TO 60,000 METRIC TONS PER DAY. THIS INCREASE IN PRODUCTION REPRESENTS AN ANNUAL INCREASE OF 122,815 METRIC TONS OF CONCENTRATES TO BE PROCESSED AT THE ILO SMELTER. THE SX/EW EXPANSION PHASE II REACHED 100% COMPLETION AT THE END OF OCTOBER 2001, WITH AN INVESTMENT OF $18.2 MILLION OUT OF THE $ 22.5 MILLION BUDGETED. THE CUAJONE UPGRADED LEACHING FACILITIES REACHED 74% COMPLETION AT THE END OF DECEMBER 31ST, 2001, WITH AN INVESTMENT OF $4.1 MILLION OUT OF $12.0 MILLION PROJECTED. WHEN THIS PROJECT IS FINISHED IN APRIL 2002, PRODUCTION CAPACITY WILL INCREASE FROM 13.6 METRIC TONS TO 18 METRIC TONS PER DAY. WITH RESPECT TO THE INVESTMENT IN THE NEW SMELTER IN ILO, PERU, THE TECHNICAL-ECONOMICAL PROPOSALS RECEIVED ARE UNDER FINAL EVALUATIONS.

THE INVESTMENT IN THE TRANSPORT DIVISION WAS OF $63.5 MILLION DOLLARS, WHICH

WAS INVESTED IN INFRASTRUCTURE AND TECHNOLOGICAL IMPROVEMENTS FOR THE RAILROAD SYSTEM.

THESE CAPITAL EXPENDITURES WERE MAINLY FUNDED THROUGH THE COMPANY'S OWN OPERATING RESOURCES AS WELL AS RESOURCES FROM THIRD PARTIES.

FINANCING

IN CONSIDERATION OF THE CIRCUMSTANCES PREVAILING IN THE MARKETS AND WITH THE PURPOSE OF ADJUSTING TO THE CURRENT CREDIT CONDITIONS AND OBLIGATIONS, WE ARE CURRENTLY NEGOTIATING WITH OUR BANKS AND INVESTORS IN ORDER TO OBTAIN CONDITIONS MORE IN ACCORDANCE WITH CURRENT NEEDS. THE TOTAL DEBT AS OF DECEMBER 31ST, 2001, IS $ 2,876.0 MILLION DOLLARS, WITH CASH ON BANKS OF $ 314.6 MILLION DOLLARS, WHICH IS EQUIVALENT TO A NET DEBT OF $2,561.4 MILLION DOLLARS.

THE FOLLOWING CHART SUMMARIZES G.MEXICO NET DEBT (EXPRESSED IN THOUSANDS OF DOLLARS)

COMPANY	BALANCE AS DEC/30/01	DUE IN: 2002
GRUPO MÉXICO	87,000	52,000 (1)
GRUPO MINERO MEXICO	1,318,299	153,112 (1)
ASARCO INC.	991,163	450,000 (1)
SOUTHERN PERÚ COPPER CORP.	396,035	NA (2)
GRUPO FERROVIARIO MEXICANO	83,520	7,983
TOTAL	2,876,017	663,095

(1) WE ARE IN THE PROCESS OF NEGOTIATING WITH THE BANKS AND INVESTORS PARTICIPATING IN THESE CREDITS WITH THE PURPOSE OF ADJUSTING THE AMORTIZATION OF THE DEBT WITH THE CURRENT CONDITIONS.

(2) DURING THE FOURTH QUARTER OF 2001, SPCC CONTINUED WITH IT REDUCTION OF DEBT PLAN BY AN AMOUNT OF $333.0 MILLION DOLLARS, AND ISSUED A BOND OF $72 MILLION, SOLD TO INVESTORS IN PERU. THE ABOVE MENTIONED, REPRESENTS A NET REDUCTION IN DEBT OF $261 MILLION DOLLARS FOR SPCC.

INTERNATIONAL COPPER MARKET

G.MEXICO REDUCED ITS COPPER SALES DURING THE FOURTH QUARTER BY 21,726 METRIC TONS, WHICH IN ANNUAL TERMS IS APPROXIMATELY 74,549 TONS. AS A CONSEQUENCE OF THE LOWER VOLUMES PRODUCED IN ITS MINES, THE SUSPENSION OF CERTAIN MINING UNITS, AND THE LOWER TREATMENT OF MINERALS FROM THIRD PARTIES. G.MEXICO HAS ACKNOWLEDGED THE ANNOUNCEMENT MADE BY PHELPS DODGE, THAT IT REDUCED ITS COPPER PRODUCTION BY 220,000 METRIC TONS, AS A REALISTIC EFFORT, AND IS AWARE OF THE MARKET NEEDS TO FACE THE CURRENT ECONOMIC CYCLE, SPECIALLY, WITHIN THE MINING SECTOR.

G.MEXICO WOULD SERIOUSLY CONSIDER CONTINUE CUT BACK PRODUCTION AS AN ORTHODOX

82-4582

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

REPLY TO THE SIGNIFICANT INCREASE IN THE WORLD INVENTORIES. WE ARE CONVINCED THAT REASONABLE INVENTORIES WILL PROTECT FUTURE MARKETS AND WILL CREATE AN ADDITIONAL PROTECTION AGAINST THE UNCERTAINTY OF THE ECONOMIC FACTORS WE ARE FACING.

FASB-133- ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND COVERAGE ACTIVITIES
THE COMPANY ADOPTED THIS ACCOUNTING STANDARD IN THE FOURTH QUARTER OF 2001. THIS BULLETIN, SETS THE VALUATION, REGISTRATION AND DISCLOSURE METHODS FOR FINANCIAL INSTRUMENTS. THIS STANDARD REQUIRES THE EFFECTS OF THE FINANCIAL INSTRUMENTS HELD UNDER CONTRACTS AFFECTING EARNINGS OR CAPITAL BECAUSE OF THEIR EFFECT, TO BE REGISTERED AS ASSETS, LIABILITIES OR CAPITAL. FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND THAT EFFECTIVELY ACT AS COVERAGE FOR AN ASSET, OR LIABILITIES OR FUTURE OPERATIONS WILL AFFECT THE EARNINGS STATEMENT OR THE SOCIAL CAPITAL WHEN THEY OCCUR. IN THE FOURTH QUARTER AND AS OF DECEMBER 31TH, 2001, THE COMPANY RECOGNIZED ONE CHARGE TO INCOME OF $ 53.6 MILLION DOLLARS.

APPLIES TO MEXICAN GAAP:
HIGHLIGTHS (EXPRESSED IN THOUSAND OF MEXICAN PESOS - MEXICAN GAAP)

FINANCIAL DATA MEXICAN GAAP	THREE MONTHS ENDED ON: 31 DECEMBER 2001	31 DECEMBER 2000	VAR. %	TWELVE MONTHS ENDED ON: 31 DECEMBER 2001	31 DECEMBER 2000	VAR %
NET SALES	5,901,683	8,488,908	(30.5)	27,650,294	35,012,504	(21.0)
COST OF SALES	5,874,115	6,526,096	(10.0)	23,104,256	27,491,904	(16.0)
ADMINISTRATIVE EXPENSES	315,728	425,124	(25.7)	1,190,240	1,468,582	(19.0)
OPERATING INCOME(*)	(1,306,940)	615,275	(312.4)	(465,388)	2,578,066	(118.1)
EBITDA	(288,160)	1,537,688	(118.7)	3,355,798	6,052,018	(44.6)
INTEGRAL FINANCING COST	428,016	1,063,157	(59.7)	1,265,582	1,168,022	8.4
NET (LOSS) INCOME(*)	(1,783,575)	(715,426)	(149.3)	(2,563,907)	(461,527)	(455.5)
(LOSS) INCOME PER SHARE(*)	(2.74)	(1.10)	N.A.	(3.93)	(0.71)	(455.3)

* FOR COMPARABILITY OF THESE CAPTIONS AMORTIZATION OF THE EXCESS CARRYING AMOUNT OVER THE COST OF SHARES GENERATED BY THE ASARCO ACQUISITION IS NOT INCLUDED.

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FOR THE TWELVE MONTHS ENDED ON DECEMBER 31ST, 2001, INCLUDE THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC), GRUPO FERROVIARIO MEXICANO (GFM) AND INFRAESTRUCTURA Y TRANSPORTES MÉXICO (ITM), WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC) AND FERROMEX.

APPLIES TO MEXICAN GAAP:
G.MEXICO CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FOR THE TWELVE MONTHS ENDING ON DECEMBER 31ST, 2001 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF SIGNIFICANT PERSONNEL REDUCTIONS, THE SUSPENSION OF SOME OF OUR MINING OPERATIONS, AS WELL AS ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE CURRENT CONDITIONS OF THE MINING INDUSTRY. IN ADDITION, THE COMPANY HAS REDUCED ITS PURCHASES OF ORES FROM THIRD PARTIES WHICH DID NOT REFLECT MARGINS FOR G.MÉXICO MINING COMPANIES AS A RESULT OF THE POOR MARKET CONDITIONS. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE FOURTH QUARTER BY 11.0%, WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR WITH TOTAL SAVINGS OF $761.4 MILLION PESOS. THESE SAVINGS, WERE NOT ENOUGH TO OFFSET THE NEGATIVE EFFECT OF THE SEVERE DROP DURING THE FOURTH QUARTER IN COPPER PRICES (25.0%), ZINC PRICES (30.4%) AND SILVER PRICES (10.4%). THE FALL IN PRICES AMOUNTED TO APPROXIMATELY $ 1,082.8 MILLION PESOS, SIGNIFICANTLY MORE THAN THE EFFECT FROM THE SAME PERIOD OF PREVIOUS YEAR, WHICH WAS A NON-RECURRING CHARGE TO THE RESULTS OF $728.1 MILLION PESOS, DUE TO A LOSS IN THE APPLICATION OF FASB-133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES".

WITH REFERENCE TO THE FULL YEAR, THESE COST SAVINGS AMOUNTED TO $ 4,666.0 MILLION PESOS. IT IS NOTEWORTHY THAT THESE IMPORTANT COST SAVINGS, TOGETHER WITH THE EXCELLENT RESULTS ACHIEVED AT OUR RAILROAD OPERATIONS, WERE NOT SUFFICIENT TO ENTIRELY MITIGATE THE UNPRECEDENTED DECLINE OF THE PRICES OF ALL THE METALS THAT WE PRODUCE AND SELL, AS WELL AS THE INCREASE IN THE ENERGY SUPPLIES AND ELECTRICITY PRICES DURING THE YEAR. WE WILL CONTINUE TO MAKE ADDITIONAL EFFORTS THAT WILL ALLOW US TO ADJUST OUR OPERATIONS TO THE NEEDS OF THE PRESENT MARKETS.

G.MEXICO CONSOLIDATED SALES FOR THE YEAR 2001 AMOUNTED TO $27,650.3 MILLION PESOS REPRESENTING A 21.0% DECREASE COMPARED TO THE PREVIOUS YEAR. WITH RESPECT TO THE FOURTH QUARTER, SALES AMOUNTED TO $5,901.7 MILLION PESOS, A 30.5% DECLINE WHEN COMPARED TO SALES REPORTED OVER THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD. COPPER REGISTERED A DECLINE OF 25.0%, ZINC 30.4%, MOLYBDENUN 4.2% AND SILVER 10.4% DURING THE FOURTH QUARTER COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

DURING 2001, SALES VOLUME OF OUR MAIN PRODUCT, COPPER, REGISTERED A REDUCTION OF 74,549 TONS EQUIVALENT TO A 6.5% REDUCTION COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. SIMILARLY, SALES VOLUMES FOR ZINC AND SILVER WERE OFF IN 2001, WITH A 7.7% REDUCTION IN ZINC AND 32.4% IN SILVER. THESE REDUCTIONS WERE MAINLY NOTICEABLE DURING THE THIRD AND FOURTH QUARTER, AS A RESULT OF ADJUSTMENTS OF PLANT CAPACITIES AND SUSPENSIONS OF SOME MINING FACILITIES IMPLEMENTED DURING THE YEAR UNDER THE TOTAL AND UNIT PRODUCTION COST OPTIMIZATION CRITERION AND OVER THE VOLUME MAXIMIZATION CRITERION.

IT IS WORTH MENTIONING AGAIN THAT 81.0% OF REVENUES IS DENOMINATED IN DOLLARS AND CORRESPOND TO THE MINING DIVISION. THE REMAINING 19.0% CORRESPONDS MAINLY TO THE RAILROAD DIVISION AND IS MOSTLY DENOMINATED IN PESOS.

G.MEXICO OPERATING LOSSES REPRESENT 1.7% OF SALES COMPARED TO THE EARNINGS OF 7.4% DURING THE PREVIOUS YEAR, AMOUNTING TO $465.4 MILLION PESOS FOR THE FULL YEAR 2001. THE OPERATING CASH FLOW (EBITDA) FOR THE FOURTH QUARTER WAS $288.2 MILLION PESOS, REPRESENTING 4.9% OF SALES; IN THE TWELVE MONTHS ENDED ON

DECEMBER 31ST, OF 2001, EBITDA WAS $3,355.8 MILLION PESOS, 44.6% LESS WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, DESPITE THE PREVIOUSLY MENTIONED COST SAVINGS OF MORE THAN $4,500.0 MILLION PESOS.

INTEGRAL NET FINANCING (COST) INCOME DURING 2001, WAS A NET COST OF PS. 1,256.6 MILLION PESOS IN 2001. REPRESENTED BY INTEREST EXPENSES OF $2,269.6 MILLION PESOS, BY AN INCOME IN MONETARY POSITION OF $843.8 MILLION PESOS, BY A LOSS IN HEDGING INSTRUMENTS OF $484.1 MILLION PESOS AND BY AN INCOME IN EXCHANGE RATE DUE TO THE APPRECIATION OF THE MEXICAN PESO AGAINST U.S. DOLLAR FOR $644.3 MILLION PESOS.

INVESTMENTS

THE INVESTMENT PROGRAM THAT HAS BEEN CARRIED OUT IN THE LAST THREE YEARS INCLUDE $ 416.2 MILLION DOLLARS THAT WAS EXPENSED DURING 2001; $352.7 MILLION DOLLARS OF WHICH CORRESPOND TO THE MINING DIVISION WITH THE COMPLETION AND START UP OF THE NEW ELECTROLYTIC PLANT IN CANANEA, MEXICO, LAST AUGUST, AS WELL AS THE COMPLETION AND THE EXPANSION OF THE TOQUEPALA-CUAJONE LEACHING SYSTEM IN PERU. THIS CONCLUDES MOST OF THE MINING INVESTMENT PROGRAM STARTED THREE YEARS AGO, WHICH WILL ALLOW THE COMPANY TO GENERATE ADDITIONAL RESOURCES IN THE FUTURE. THE 30% EXPANSION OF THE CAPACITY OF THE CONCENTRATOR IN TOQUEPALA,PERU, REACHED 61% COMPLETION AT DECEMBER 31ST, 2001, WITH AN INVESTMENT OF $22.3 MILLION DOLLARS OUT OF THE $64.0 MILLION BUDGETED. WHEN THIS PROJECT REACHES COMPLETION AT THE END OF AUGUST 2002, THE TOQUEPALA CONCENTRATOR MILLING CAPACITY WOULD INCREASE FROM 45,000 METRIC TONS TO 60,000 METRIC TONS PER DAY. THIS INCREASE IN PRODUCTION REPRESENTS AN ANNUAL INCREASE OF 122,815 METRIC TONS OF CONCENTRATES TO BE PROCESSED AT THE ILO SMELTER. THE SX/EW EXPANSION PHASE II REACHED 100% COMPLETION AT THE END OF OCTOBER 2001, WITH AN INVESTMENT OF $18.2 MILLION OUT OF THE $22.5 MILLION BUDGETED. THE CUAJONE UPGRADED LEACHING FACILITIES REACHED 74% COMPLETION AT THE END OF 2001, WITH AN INVESTMENT OF $4.1 MILLION OUT OF $12.0 MILLION PROJECTED. WHEN THIS PROJECT IS FINISHED IN APRIL 2002, PRODUCTION CAPACITY WILL INCREASE FROM 13.6 METRIC TONS TO 18 METRIC TONS PER DAY. WITH RESPECT TO THE INVESTMENT IN THE NEW SMELTER IN ILO, PERU, THE TECHNICAL-ECONOMICAL PROPOSALS RECEIVED ARE UNDER FINAL EVALUATIONS.

THE INVESTMENT IN THE TRANSPORT DIVISION WAS OF $63.5 MILLION DOLLARS, WHICH WAS INVESTED IN INFRASTRUCTURE AND TECHNOLOGICAL IMPROVEMENTS FOR THE RAILROAD SYSTEM.

THESE CAPITAL EXPENDITURES WERE MAINLY FUNDED THROUGH THE COMPANY'S OWN OPERATING RESOURCES AS WELL AS RESOURCES FROM THIRD PARTIES.

FINANCING

IN CONSIDERATION OF THE CIRCUMSTANCES PREVAILING IN THE MARKETS AND WITH THE PURPOSE OF ADJUSTING TO THE CURRENT CREDIT CONDITIONS AND OBLIGATIONS, WE ARE CURRENTLY NEGOTIATING WITH OURS BANKS AND INVESTORS IN ORDER TO OBTAIN CONDITIONS MORE IN ACCORDANCE WITH CURRENT NEEDS. THE TOTAL DEBT AS OF DECEMBER 31ST, 2001 IS $2,876.0 MILLION DOLLARS, WITH CASH ON BANKS OF $ 314.6 MILLION DOLLARS WHICH IS EQUIVALENT TO A NET DEBT OF $2,561.4 MILLION DOLLARS.

82-4582

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

THE FOLLOWING CHART SUMMARIZES G.MEXICO NET DEBT (EXPRESSED IN THOUSANDS OF DOLLARS):

COMPANY	BALANCE AS DEC/30/01	DUE IN: 2002	
GRUPO MÉXICO	87,000	52,000	(1)
GRUPO MINERO MEXICO	1,318,299	153,112	(1)
ASARCO INC.	991,163	450,000	(1)
SOUTHERN PERÚ COPPER CORP.	396,035	NA	(2)
GRUPO FERROVIARIO MEXICANO	83,520	7,983	
TOTAL	2,876,017	663,095	

(1) WE ARE IN THE PROCESS OF NEGOTIATING WITH THE BANKS AND INVESTORS PARTICIPATING IN THESE CREDITS WITH THE PURPOSE OF ADJUSTING THE AMORTIZATION OF THE DEBT WITH THE CURRENT CONDITIONS.
(2) DURING THE FOURTH QUARTER OF 2001, SPCC CONTINUE WITH IT´S REDUCTION OF DEBT PLAN BY AN AMOUNT OF $333.0 MILLION DOLLARS, AND ISSUED A BOND OF $72 MILLION, SOLD TO INVESTORS IN PERU. THE ABOVE MENTIONED, REPRESENTS A NET REDUCTION IN DEBT OF $ 261 MILLION DOLLARS FOR SPCC.

INTERNATIONAL COPPER MARKET
G.MEXICO REDUCED ITS COPPER SALES DURING THE FOURTH QUARTER BY 21,726 METRIC TONS, WHICH IN ANNUAL TERMS IS APPROXIMATELY 74,549 TONS. THIS REDUCTION IS A CONSEQUENCE OF THE LOWER VOLUMES PRODUCED IN ITS MINES, THE SUSPENSION OF CERTAIN MINING UNITS AND THE LOWER TREATMENT OF MINERALS FROM THIRD PARTIES.

G.MEXICO HAS ACKNOWLEDGED THE ANNOUNCEMENT MADE BY PHELPS DODGE, THAT IT REDUCED ITS COPPER PRODUCTION BY 220,000 METRIC TONS, AS A REALISTIC EFFORT, AND IS AWARE OF THE MARKET NEEDS TO FACE THE CURRENT ECONOMIC CYCLE, ESPECIALLY, WITHIN THE MINING SECTOR.

G.MEXICO WOULD SERIOUSLY CONSIDER CONTINUING TO CUT BACK PRODUCTION AS AN ORTHODOX REPLY TO THE SIGNIFICANT INCREASE IN THE WORLD INVENTORIES. WE ARE CONVINCED THAT REASONABLE INVENTORIES WILL PROTECT FUTURE MARKETS AND WILL CREATE AN ADDITIONAL PROTECTION AGAINST THE UNCERTAINTY OF THE ECONOMIC FACTORS WE ARE FACING.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MEXICAN BULLETIN C-2 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND COVERAGE ACTIVITIES
THE COMPANY ADOPTED THIS ACCOUNTING STANDARD IN THE FOURTH QUARTER OF 2001. THIS BULLETIN, SETS THE VALUATION, REGISTRATION AND DISCLOSURE METHODS FOR FINANCIAL INSTRUMENTS. THIS STANDARD REQUIRES THE EFFECTS OF THE FINANCIAL INSTRUMENTS HELD UNDER CONTRACTS AFFECTING EARNINGS OR CAPITAL BECAUSE OF THEIR EFFECT, TO BE REGISTERED AS ASSETS, LIABILITIES OR CAPITAL. FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND THAT EFFECTIVELY ACT AS COVERAGE FOR AN ASSET, OR LIABILITIES OR FUTURE OPERATIONS WILL AFFECT THE EARNINGS STATEMENT OR THE SOCIAL CAPITAL WHEN THEY OCCUR. IN THE FOURTH QUARTER AND AS OF DECEMBER 31ST, 2001, THE COMPANY RECOGNIZED ONE CHARGE TO INCOME OF $ 485.6 MILLION PESOS.

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

	DOMICILED IN	PERCENTAGE OF PARTICIPATION
AMERICAS MINING CORPORATION, INC. ("AMC")	(USA)	60.38%
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	99.81%
GRUPO MINERO MEXICO, S.A. DE C.V. ("G.M.M.")	MEXICO	98.85%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	96.43%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%
-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%
-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%
-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%

FINANCIAL STATEMENT NOTES (1)

-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.80%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.20%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%

INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.("ITM") MEXICO

LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V.("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	100.00%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GFM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V. ("G.F.M.S.A.")	MEXICO	100.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%

GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI") MEXICO

CONTROLADORA MINERA MEXICO, S.A. DE C.V.("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE FINANCIAL STATEMENTS

82-4582

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF DECEMBER 31, 2001, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLOSING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 9.1642.

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE 4TH. QUARTER OF 2001, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLYING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

		NET HISTORICAL RESULT ACCUMULATED	MONTH	INDEX AT CLOSING	OF ORIGIN	MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
JANUARY	2001	(231,671)	(231,671)	351.418	338.462	(240,521)
FEBRUARY	2001	(526,392)	(294,721)	351.418	338.238	(306,186)
MARCH	2001	(230,105)	296,287	351.418	340.381	305,887
APRIL	2001	(500,357)	(270,252)	351.418	342.098	(277,603)
MAY	2001	(529,812)	(29,455)	351.418	342.883	(30,185)
JUNE	2001	568,599	1,098,411	351.418	343.694	1,123,015
JULY	2001	133,252	(435,347)	351.418	342.801	(446,274)
AUGUST	2001	(191,478)	(324,730)	351.418	344.832	(330,900)
SEPTEMBER	2001	(774,823)	(583,345)	351.418	348.042	(588,945)
OCTOBER	2001	(615,825)	158,998	351.418	349.615	159,809
NOVEMBER	2001	(778,462)	(162,637)	351.418	350.932	(162,865)
DECEMBER	2001	(2,547,601)	(1,769,139)	351.418	351.418	(1,769,139)
NET RESULTS, FOR THE LAST TWELVE MONTHS						(2,563,907)
JANUARY	2000	205,878	205,878	351.418	313.067	231,098
FEBRUARY	2000	730,514	524,636	351.418	315.844	583,710
MARCH	2000	990,690	260,176	351.418	317.595	287,859
APRIL	2000	988,551	(2,139)	351.418	319.402	(2,353)
MAY	2000	936,126	(52,425)	351.418	320.596	(57,463)

JUNE	2000	1,002,544	66,418	351.418	322.495	72,369
JULY	2000	1,928,288	925,744	351.418	323.753	1,004,803
AUGUST	2000	2,256,792	328,504	351.418	325.532	354,620
SEPTEMBER	2000	2,371,060	114,268	351.418	327.910	122,450
OCTOBER	2000	1,733,394	(637,666)	351.418	330.168	(678,668)
NOVEMBER	2000	2,042,589	309,195	351.418	332.991	326,293
DECEMBER	2000	2,178,840	136,251	351.418	336.596	136,251

NET RESULTS, FOR THE LAST TWELVE MONTHS 2,380,969

*BOARD OF DIRECTORS

DURATION FROM APRIL 27, 2001 TO APRIL 30, 2002 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 9.00 29.00

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,764,082

STATEMENT OF INCOME

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE. AS WAS EXPLAINED ABOVE, ASARCO'S FINANCIAL STATEMENTS WERE REEVALUATED TO REFLECT THEIR MARKET VALUE AS OF THE 17TH. OF NOVEMBER OF 1999. DUE TO THE IMMATERIAL INFLATION IN THE UNITED STATES AND PERU, WHERE ASARCO OPERATIONS ARE LOCATED, BETWEEN THE 18TH OF NOVEMBER 1999 AND DECEMBER 31ST. 1999, NO INFLATION ADJUSTMENT WAS MADE.

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2

IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS. FINANCIAL INSTRUMENTS VALUATION ADJUSTMENTS AMOUNTING TO $485,569 WERE RECORDED IN 2001 IN CONFOMITY WITH THE GUIDELINES ESTABLISHED BY THIS BULLETIN.

NON RECURRENT ITEM

DURING FOURTH QUARTER OF 2001, MANAGEMENT OF GMM, DECIDED NOT TO CONTINUE WITH THE EXPLORATION AND DEVELOPMENT OF ITS PROJECT NAMED "BOLAÑOS", LOCATED IN THE CENTRAL PART OF MEXICO, DUE PRIMARILY TO THE LOW LIKELIHOOD OF PROFITABILITY ACCORDING TO RECENTLY CONCLUDED VIABILITY STUDIES. THIS DECISION, ORIGINATED A NON RECURRING CHARGE TO THE RESULTS IN THE FOURTH QUARTER OF 2001 OF $234.8 MILLION PESOS WHICH DID NOT GENERATE USE OF CASH FOR THE PERIOD.

AUDIT ADJUSTMENTS

AS A RESULT OF THE REGULAR AUDIT REVIEW AND BECAUSE OF THE FINANCIAL CONDITION OF THE SUBSIDIARY ASARCO, THIS COMPANY RECORDED A VALUATION ALLOWANCE FOR THE FULL AMOUNT OF THE DEFERRED ASSET TAX IN 2001, SAME AS, AN INCREASE TO BENEFIT PLANS FOR EMPLOYEES IN THE ADDITIONAL LIABILITIES AND RESERVES. THE ABOVE MENTIONED ADJUSTMENTS, MODIFIED THE RESULTS PREVIOUSLY REPORTED IN AMOUNT OF $573.1 MILLION PESOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 AMERICAS MINING CORPORATION .	PROM.ORG. SOC. INDUSTRIAL	640	60.38	8,357,758	9,753,651
3 GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. SOC. INDUSTRIALES	630,211,677	99.99	7,421,957	6,397,212
4 INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,749,437	99.99	5,984,113	6,639,686
TOTAL INVESTMENT IN SUBSIDIARIES				**21,763,828**	**22,790,549**
ASSOCIATEDS					
1 NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	936
2 COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	20,864
3 MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	526	526
4 PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,003	4,003
5 PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6 TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	96,033
7 SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**72,495**	**123,640**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**22,914,189**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,829,994	2,660,136	17,169,858	10,193,313	4,367,447	22,995,724
MACHINERY	17,863,157	6,661,860	11,201,297	28,833,100	13,434,527	26,599,870
TRANSPORT EQUIPMENT	289,539	187,067	102,472	382,283	204,804	279,951
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	239,262	142,924	96,338	111,949	33,049	175,238
OTHER	1,676,984	387,888	1,289,096	1,401,806	56,413	2,634,489
DEPRECIABLES TOTAL	**39,898,936**	**10,039,875**	**29,859,061**	**40,922,451**	**18,096,240**	**52,685,272**
NOT DEPRECIATION ASSETS						
GROUNDS	678,120	0	678,120	1,026,986	0	1,705,106
CONSTRUCTIONS IN PROCESS	1,527,197	0	1,527,197	185,633	0	1,712,830
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**2,205,317**	**0**	**2,205,317**	**1,212,619**	**0**	**3,417,936**
TOTAL	**42,104,253**	**10,039,875**	**32,064,378**	**42,135,070**	**18,096,240**	**56,103,208**

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	20/08/2001	5.15	0	0	0	458,460	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	28/11/1995	8.40	0	0	0	0	0	0	0	0	0	273,607	508,159	1,749,201	1,166,139	1,097,621
CHASE SECURITIES REVOLVING C	15/11/1999	0.00	0	0	0	0	0	0	0	0	0	4,054,336	0	0	0	0
COLOCACION DE BONOS ING BARI	31/03/1998	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	4,045,864
CSFB CORPORATE DEBENTURES	01/02/1993	7.69	0	0	0	0	0	0	0	0	0	0	0	878,419	0	1,768,922
LARGO PLAZO BANK OF AMERICA	06/10/1998	5.74	0	0	0	0	0	0	0	0	0	285,877	551,116	312,724	0	0
SECURED EXPORT NOTES FIRS BO	30/05/1997	7.90	0	0	0	0	0	0	0	0	0	1,076,242	0	0	0	0
NOVA SCOTIA BANK	09/09/2001	4.50	0	0	0	0	0	0	0	0	0	0	0	916,920	0	0
CAPITAL LEASE OBLIGATION MIT	01/09/1999	8.24	0	0	0	0	0	0	0	0	0	0	915,746	0	0	0
BANCO DEL CREDITO DEL PERU B	20/07/1997	8.50	0	0	0	0	0	0	0	0	0	0	0	0	1,586,904	0
EXIMBANK BANK OF AMERICA	25/02/2000	3.15	0	0	0	0	0	0	0	0	0	126,079	223,383	73,170	73,170	482,105
GILA COUNTY INSTALLMENT BON	08/01/1998	5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	545,173
LEWIS & CLARK COUNTY ENV BO	01/01/1998	5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	521,764
BANAMEX	21/09/2001	7.21	0	0	0	0	0	458,460	0	0	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP	18/11/1996	0.00	0	0	0	0	0	0	0	0	0	175,833	131,441	55,639	0	0
NUECES RIVER EVN BOND	01/01/1998	5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	386,216
CREDIT AGRICOLE INDOSUEZ	29/06/2001	4.18	0	0	0	0	0	0	0	0	0	275,076	0	0	0	0
TORONTO DOMINION BANK REVOLV	16/03/2001	0.00	0	0	0	0	0	0	0	0	0	57,381	0	0	0	0
REFACCIONARIO SOCIETE GENERA	28/02/1997	0.00	0	0	0	0	0	0	0	0	0	27,976	27,976	27,976	0	0
IXE BANK	17/09/2001	7.04	0	0	0	0	0	0	0	0	0	64,184	0	0	0	0
CAPITAL LEASE AT & T, HYDROM	01/06/1983	9.60	0	0	0	0	0	0	0	0	0	6,583	7,473	11,040	11,040	3,622
DRESDNER BANK	26/12/2001	0.00	0	0	0	0	0	0	0	0	0	212,148	212,148	0	0	0
PAGARES TRAFIGURA		5.20	0	0	0	0	0	0	0	0	0	303,501	0	0	0	0

82-4582

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INTERESES			0	0	0	0	0	0	0	0	0	404,572	0	0	0	0
TOTAL BANKS			0	0	0	458,460	0	458,460	0	0	0	7,343,395	2,577,442	4,025,089	2,837,253	8,851,287

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	2,289,142	0	0	0	0	0	1,511,085	0	0	0	0
TOTAL SUPPLIERS			0	0	0	2,289,142	0	0	0	0	0	1,511,085	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS			954,669	0	0	0	0	0	0	0	0	1,166,670	200,229	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			954,669	0	0	0	0	0	0	0	0	1,166,670	200,229	0	0	0
			954,669	0	0	2,747,602	0	458,460	0	0	0	10,021,150	2,777,671	4,025,089	2,837,253	8,851,287

NOTES

JUDGED INFORMATION

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 9.1692

1) CHASE SECURITIES REVOLVING CREDIT AGREEMENTS RATE OF INTEREST LIBOR + 3.25
2) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR + 0.750
3) TORONTO DOMINION BANK REVOLVING CREDIT RATE OF INTEREST LIBOR + 2.0
4) REFACCIONARIO SOCIETE GENERALE NY RATE OF INTEREST LIBOR + 0.250
5) DRESDNER BANK RATE OF INTEREST LIBOR LIBOR + 2.0

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	585,177	5,463,083	0	0	5,463,083
OTHER	353,616	3,278,182	0	0	3,278,182
TOTAL	**938,793**	**8,741,265**			**8,741,265**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	163,829	1,528,849	3,094	28,874	1,557,723
INVESTMENTS	24,098	225,436	1,029	9,549	234,985
OTHER	610,014	5,684,792	0	0	5,684,792
TOTAL	**797,941**	**7,439,077**	**4,123**	**38,423**	**7,477,500**
NET BALANCE	**140,852**	**1,302,188**	**(4,123)**	**(38,423)**	**1,263,765**
FOREING MONETARY POSITION					
TOTAL ASSETS	**540,773**	**4,958,456**	0	0	**4,958,456**
LIABILITIES POSITION	**2,071,709**	**18,995,915**	**491**	**4,500**	**19,000,415**
SHORT TERM LIABILITIES POSITION	425,151	3,898,295	491	4,500	3,902,795
LONG TERM LIABILITIES POSITION	1,646,558	15,097,620	0	0	15,097,620
NET BALANCE	**(1,530,936)**	**(14,037,459)**	**(491)**	**(4,500)**	**(14,041,959)**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 9.1692

7/05/2002 17.34

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	8,421,561	23,014,830	14,593,269	0.55	80,263
FEBRUARY	8,699,108	20,197,067	11,497,959	0.07	(8,048)
MARCH	8,969,003	22,816,962	13,847,959	0.63	87,242
APRIL	9,443,761	25,395,633	15,951,872	0.50	79,759
MAY	9,852,703	23,464,905	13,612,202	0.22	29,947
JUNE	10,767,911	26,565,680	15,797,769	0.24	37,915
JULY	10,395,028	20,767,730	10,372,702	0.26	(26,969)
AUGUST	10,238,339	19,110,907	8,872,568	0.59	52,348
SEPTEMBER	10,157,303	23,079,378	12,922,075	0.93	120,175
OCTOBER	10,891,441	19,296,875	8,405,434	0.45	37,824
NOVEMBER	10,749,062	48,636,022	37,886,960	0.37	140,182
DECEMBER	134,803,554	34,111,264	(100,692,290)	0.14	(140,969)
ACTUALIZATION:	0	0	0	0.00	12,194
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	341,913
OTHER	0	0	0	0.00	0
TOTAL					**843,776**

7/05/2002 17.34

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

7/05/2002 17.34

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	57
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	80
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	95
TOQUEPALA - PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	16,480,200	100
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	65
.	COPPER WIRE ROD	245,000	93
.	COPPER CAKES	130,000	35
SMELTER RAY, ARIZONA	SMELTING OF COPPER	200,000	99
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	100
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	95
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	100
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	97
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	80
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	66
EAST HELENA, MONTANA	LEAD BULLION PRODUCTION	72,000	14
.		0	0
TENNESSEE MINES DIVISION	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF ZINC	2,500,000	60
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	79
.	REFINED SILVER	1,991	43
.	REFINED GOLD*	11,200	35
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	92
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	85
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	438,000	100
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	83
.	BISMUTH OXIDE	19	89
.	BISMUTH ALLOY	86	33
.	TEST LEAD	17	100
ENCYCLE PLANT	NICKEL PRODUCTION	544	26
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	100
SMELTING	COPPER SMELTER	360,000	88
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	99

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	100
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	62
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	94
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	86
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	86
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	42
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	66
.	ARSENIC	6,000	40
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	100
,	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	100
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	120,000	74
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	98
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	52
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	84
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,018,000	100
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	100
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	84
LIXIVIATION PLANTS	COPPER CATHODES	54,750	73

7/05/2002 17.34

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS.
* VOLUME IN KILOGRAMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		COPPER CONCENTRAT	ENRRON	NO	1.00
		COPPER CONCENTRAT	TRAFIGURA A.G.	NO	1.00
		BLISTER COPPER	TRAFIGURA NOVARCO	NO	1.00
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	2.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	1.00
		ANODES COPPER	CHEMETCO	NO	6.00
	OTHERS			NO	3.00

NOTES

7/05/2002 17.34

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD	6,405	74,112	1,112	90,296	3.00	IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
SILVER	1,362,413	294,906	224,455	294,095		IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
LEAD	40,175	552,751	30,875	136,762	34.00		MET-MEX PEÑOLES
ZINC	106,582	817,204	47,777	434,113	45.00	IMM-SLP	GRUPO NACOBRE
							ALUM.Y ZINC INDUST.
							INDUST. MONTERREY
COPPER CONTENT IN CONCENTRATES	103,084	1,155,089	594	39,824			MEXICANA DE COBRE
ZINC CONTENT IN CONCENTRATES	83,402	402,601	11,764	98,812	25.00		MET-MEX PEÑOLES
BLISTER COPPER	43,664	733,004	58	896	90.00		COBRE DE MEXICO
							COBRE DE PASTEJE
COPPER WIRE ROD	356,226	2,048,698	34,983	581,566			CONDUCTORES COBR.
							CONDULIMEX
COPPER IN CATHODES	698,085	10,312,173	64,661	988,072	15.00		COBRE DE MEXICO
							INDUST. UNIDAS
MOLYBDENUM	13,869	92,989	5,286	253,615	90.00	LA CARIDAD	MOLYMEX
TRANSPORTATION SERVICES		3,238,176		5,077,032			
OTHER				493,984			
3RD. DOC. EFFECT.				171,032			
TOTAL		19,721,703		8,660,099			

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD			5,739	468,436	USA	SPCC ASARCO	GERALD METALS ENTHONE OMI
SILVER			912,321	1,222,660	USA	SPCC IMM MONTERREY	DEGUSA HILLS SCOTIA BANK
LEAD			20,261	88,491	USA		COMINGO.LTD
ZINC			56,479	522,572	USA		BETHLEHEM STEEL INLAND STEEL
COPPER CONTENT IN CONCENTRATES			9,719	159,387	USA	ASARCO	GLENCORE, LTD
ZINC CONTENT IN CONCENTRATES			77,887	603,867	ALEMANIA	ASARCO	SAVAGE ZINC
BLISTER COPPER			48,377	719,590	USA	SPCC CANANEA	TRAFIGURA, A.G. GERALD METALS
COPPER WIRE ROD			374,274	6,135,888	USA	ATR	CERRO WIRE & CABLE
COPPER CATHODES			530,817	8,228,395	USA	SPCC ELECTROWON	PECHINEY WORLD T. GERALD METALS
MOLYBDENUM			8,608	342,420	SUIZA HOLANDA	SPCC LA CARIDAD	GLENCORE INT. CHEMETALLGES
OTHER				409,928			
3RD. DOC. EFFECT				88,561			
TOTAL				18,990,195			

NOTES

VOLUME IN TONS
VOLUME OF GOLD AND SILVER IN KILOGRAMS.

7/05/2002 17.34

82-4582

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 0

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,337,624

[X] ARE THE FIGURES FISCALLY AUDITED?   [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2	B	651,337,624.00	02/05/2001	85,036.00
2	B	651,646,640.00	06/06/2001	2,543.00
3	B	651,646,640.00	20/08/2001	85,120.00
4	B	651,646,640.00	28/11/2001	88,231.00
3	B	651,646,640.00	30/08/2001	2,543.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
3	B	651,646,640.00	02/08/2001	5,200.00
2	B	651,646,640.00	30/05/2001	79,474.00
3	B	651,646,640.00	30/08/2001	84,674.00
4	B	651,646,640.00	30/11/2001	84,674.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	-97,974
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	3
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

82-4582

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

(Present year Information)	
NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	9,607
Number of shares Outstanding at the Date of the NFEA: (Units)	651,646,640

STOCK EXCHANGE COI GMEXICO | QUARTER: 4 | YEAR: 2001

RAZON SOCIAL: **GRUPO MEXICO, S.A. DE C.V.**

82-4582

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	651,337,624

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	-97,974
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	3
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9.286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	651,646,640

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	651,337,624

7/05/2002

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	630,457,540	21,189,100		651,646,640	15,706,357	609,622
TOTAL			**630,457,540**	**21,189,100**	**0**	**651,646,640**	**15,706,357**	**609,622**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **4** YEAR: **2001**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C. P. DANIEL TELLECHEA SALIDO
APODERADO

C.P. ERNESTO DURAN TRINIDAD
APODERADO

MEXICO, D.F., AT MAY 7 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** Quarter: 1 Year: **2002**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**78,844,361**	**100**	**87,112,715**	**100**
2	**CURRENT ASSETS**	**10,403,816**	**13**	**17,862,936**	**21**
3	CASH AND SHORT-TERM INVESTMENTS	2,156,717	3	6,627,931	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,604,702	3	3,463,913	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	978,249	1	1,324,503	2
6	INVENTORIES	4,315,141	5	6,444,630	7
7	OTHER CURRENT ASSETS	349,007	0	1,959	0
8	**LONG-TERM**	**124,720**	**0**	**144,396**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	124,720	0	144,396	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**57,486,429**	**73**	**55,756,097**	**64**
13	PROPERTY	34,973,489	44	38,981,845	45
14	MACHINERY AND INDUSTRIAL	47,267,371	60	47,110,182	54
15	OTHER EQUIPMENT	1,305,603	2	1,074,105	1
16	ACCUMULATED DEPRECIATION	27,736,095	35	33,639,084	39
17	CONSTRUCTION IN PROGRESS	1,676,061	2	2,229,049	3
18	**DEFERRED ASSETS (NET)**	**8,631,315**	**11**	**10,087,744**	**12**
19	**OTHER ASSETS**	**2,198,081**	**3**	**3,261,542**	**4**
20	**TOTAL LIABILITIES**	**47,307,178**	**100**	**53,221,442**	**100**
21	**CURRENT LIABILITIES**	**14,708,753**	**31**	**12,070,622**	**23**
22	SUPPLIERS	3,952,731	8	4,735,999	9
23	BANK LOANS	7,397,547	16	4,868,341	9
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,034,427	2	1,016,014	2
26	OTHER CURRENT LIABILITIES	2,324,048	5	1,450,268	3
27	**LONG-TERM LIABILITIES**	**17,842,194**	**38**	**26,763,158**	**50**
28	BANK LOANS	17,667,756	37	26,435,401	50
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	174,438	0	327,757	1
31	**DEFERRED LOANS**	**11,703,376**	**25**	**11,954,618**	**22**
32	**OTHER LIABILITIES**	**3,052,855**	**6**	**2,433,044**	**5**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**31,537,183**	**100**	**33,891,273**	**100**
34	**MINORITY INTEREST**	**8,718,655**	**28**	**9,032,887**	**27**
35	**MAJORITY INTEREST**	**22,818,528**	**72**	**24,858,386**	**73**
36	**CONTRIBUTED CAPITAL**	**17,589,578**	**56**	**17,589,577**	**52**
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,316,038	52	15,710,595	46
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,131,879	4	1,096,641	3
39	PREMIUM ON SALES OF SHARES	141,661	0	782,341	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,228,950**	**17**	**7,268,809**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,873,064	34	13,736,602	41
43	REPURCHASE FUND OF SHARES	12,883	0	12,883	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,985,870)	(19)	(6,249,983)	(18)
45	NET INCOME FOR THE YEAR	328,873	1	(230,693)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2002**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,156,717**	**100**	**6,627,931**	**100**
46	CASH	1,548,062	72	6,208,391	94
47	SHORT-TERM INVESTMENTS	608,655	28	419,540	6
18	**DEFERRED ASSETS (NET)**	**8,631,315**	**100**	**10,087,744**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	8,510,697	99	9,941,197	99
49	GOODWILL	120,618	1	146,547	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**14,708,753**	**100**	**12,070,622**	**100**
52	FOREING CURRENCY LIABILITIES	12,851,977	87	10,776,590	89
53	MEXICAN PESOS LIABILITIES	1,856,776	13	1,294,032	11
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,324,048**	**100**	**1,450,268**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,324,048	100	1,450,268	100
27	**LONG-TERM LIABILITIES**	**17,842,194**	**100**	**26,763,158**	**100**
59	FOREING CURRENCY LIABILITIES	17,842,194	100	26,763,158	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**174,438**	**100**	**327,757**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	174,438	100	327,757	100
31	**DEFERRED LOANS**	**11,703,376**	**100**	**11,954,618**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,703,376	100	11,954,618	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**3,052,855**	**100**	**2,433,044**	**100**
68	RESERVES	1,228,558	40	1,170,797	48
69	OTHERS LIABILITIES	1,824,297	60	1,262,247	52
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,985,870)**	**100**	**(6,249,983)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,914,505)	(82)	(4,786,737)	(77)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,071,365)	(18)	(1,463,246)	(23)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(4,304,937)	5,792,314
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	210	212
75	EMPLOYERS (*)	5,446	6,036
76	WORKERS (*)	17,368	21,556
77	CIRCULATION SHARES (*)	651,646,640	651,337,624
78	REPURCHASED SHARES (*)	0	0

17/05/2002 17.47

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**5,817,478**	**100**	**7,897,564**	**100**
2	COST OF SALES	4,090,034	70	6,269,366	79
3	**GROSS INCOME**	**1,727,444**	**30**	**1,628,198**	**21**
4	OPERATING	1,189,237	20	1,319,082	17
5	**OPERATING INCOME**	**538,207**	**9**	**309,116**	**4**
6	TOTAL FINANCING COST	(260,612)	(4)	126,726	2
7	**INCOME AFTER FINANCING COST**	**798,819**	**14**	**182,390**	**2**
8	OTHER FINANCIAL OPERATIONS	(11,090)	0	(52,856)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**809,909**	**14**	**235,246**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	223,630	4	362,804	5
11	***NET INCOME AFTER TAXES AND WORKERS' PROFIT* SHARING**	**586,279**	**10**	**(127,558)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3	0	863	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**586,282**	**10**	**(126,695)**	**(2)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**586,282**	**10**	**(126,695)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	97,767	2	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**488,515**	**8**	**(126,695)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	159,642	3	103,998	1
20	**NET INCOME OF MAJORITY INTEREST**	**328,873**	**6**	**(230,693)**	**(3)**

17/05/2002 17.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**5,817,478**	**100**	**7,897,564**	**100**
21	DOMESTIC	2,145,628	37	2,248,644	28
22	FOREIGN	3,671,850	63	5,648,920	72
23	TRANSLATED INTO DOLLARS (***)	406,885	7	625,968	8
6	**TOTAL FINANCING COST**	**(260,612)**	**100**	**126,726**	**100**
24	INTEREST PAID	461,686	177	669,033	528
25	EXCHANGE LOSSES	173,368	67	152,471	120
26	INTEREST EARNED	15,312	6	44,428	35
27	EXCHANGE PROFITS	442,560	170	275,087	217
28	GAIN DUE TO MONETARY POSITION	(437,794)	(168)	(375,263)	(296)
8	**OTHER FINANCIAL OPERATIONS**	**(11,090)**	**100**	**(52,856)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(11,090)	(100)	(52,856)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**223,630**	**100**	**362,804**	**100**
32	INCOME TAX	196,705	88	199,692	55
33	DEFERED INCOME TAX	(27,844)	(12)	107,570	30
34	WORKERS' PROFIT SHARING	54,769	24	55,542	15
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

17/05/2002 17.47

(***) THOUSANDS OF DOLLARS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,817,477	7,897,563
37	NET INCOME OF THE YEAR	(11,594)	(46,668)
38	NET SALES (**)	25,929,302	36,066,865
39	OPERATION INCOME (**)	(242,084)	4,709,621
40	NET INCOME OF MAYORITY INTEREST(**)	(2,037,488)	1,210,836
41	NET CONSOLIDATED INCOME (**)	(1,998,024)	2,105,512

17/05/2002 29/01/1999 17.47

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**488,515**	**(126,695)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,031,123	1,116,496
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,519,638**	**989,801**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	546,627	943,821
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,066,265**	**1,933,622**
6	CASH FLOW FROM EXTERNAL FINANCING	(3,753,466)	3,545,688
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(3,753,466)**	**3,545,688**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**877,606**	**(1,016,606)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(809,595)	4,462,704
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,966,312	2,165,227
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,156,717	6,627,931

17/05/2002 17.47

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,031,123**	**1,116,496**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	945,436	998,204
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	15,767	11,585
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	69,920	106,707
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**546,627**	**943,821**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(264,371)	562,965
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	535,682	521,282
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	48,183	337,405
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	100,441	(321,011)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	126,692	(156,820)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(3,753,466)**	**3,545,688**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	234,800	4,675,944
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(3,988,266)	(1,130,256)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**877,606**	**(1,016,606)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	6,029	8,651
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(452,433)	(545,877)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(52,187)	(156,290)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	1,376,197	(323,090)

17/05/02 17.47

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.40	%	(1.60)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(8.93)	%	4.87	%
3	NET INCOME TO TOTAL ASSETS (**)	(2.53)	%	2.42	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	89.62	%	(296.19)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.33	times	0.41	times
7	NET SALES TO FIXED ASSETS (**)	0.45	times	0.65	times
8	INVENTORIES ROTATION (**)	4.92	times	4.29	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35	days	34	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.27	%	8.40	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.00	%	61.09	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.50	times	1.57	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	64.88	%	70.54	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.04	%	48.00	%
15	OPERATING INCOME TO INTEREST PAID	1.17	times	0.46	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.55	times	0.68	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.71	times	1.48	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.41	times	0.95	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.22	times	0.34	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.66	%	54.91	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	26.12	%	12.53	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	9.40	%	11.95	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.48	times	2.89	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(51.55)	%	53.70	

17/05/2002 17.47

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (3.13)	$ 4.51
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.98)	$ (6.26)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.15)	$ 10.77
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 35.02	$ 38.17
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.40 times	0.75 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	4.50 times	6.37 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

17/05/2002 17.47

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

82-4582

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO MEXICO 1ST QUARTER 2002 CEO REPORT
US GAAP

HIGHLIGHTS (EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP) (*)

	FINANCIAL DATA THREE MONTHS ENDED: MARCH 31 2002	MARCH 31 2001	VAR. %		MARKET METALS PRICES THREE MONTHS ENDED: MARCH 31 2002	MARCH 31 2001	VAR. %
NET SALES	630,770	778,859	(19.0)	COPPER (USCTS/LB)	72.2	81.9	(11.8)
COST OF SALES	447,326	635,334	(29.6)	ZINC (US CTS/LB)	36.0	46.3	(22.2)
ADMINISTRATIVE EXPENSES	33,951	34,640	(2.0)	SILVER (DLLS/OZ)	4.5	4.5	
-OPERATING INCOME	80,421	36,582	119.8	GOLD (DLLS/OZ)	290.4	263.5	10.2
EBITDA	149,493	108,885	37.3	MOLYBDENUM (US DLLS/LB)	2.7	2.3	17.4
FINANCING COSTS (NET)	48,358	61,788	(21.7)	LEAD (US CTS/LB)	22.3	22.4	(0.4)
NET LOSS (MAJORITY)	(20,940)	(48,805)	(57.1)				
LOSS PER SHARE (MAJORITY)	(0.03)	(0.08)	(57.1)				

* BECAUSE OF THE NATURE OF OUR MINING BUSINESS ACTIVITIES, WHOSE SALES ARE 100% DENOMINATED IN US DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES UNDER THE HEADING "APPLIES TO US GAAP" AND SUBSEQUENTLY IN ACCORDANCE WITH MEXICAN GAAP UNDER THE HEADING " APPLIES TO MEXICAN GAAP".
GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED ON MARCH 31, 2002, INCLUDE THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC), GRUPO FERROVIARIO MEXICANO (GFM) AND INFRAESTRUCTURA Y TRANSPORTES MÉXICO (ITM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC) AND FERROMEX.

APPLIES TO US GAAP:
G.MEXICO CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDING ON MARCH 31, 2002 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES TAKEN LAST YEAR, INCLUDING SIGNIFICANT PERSONNEL REDUCTIONS, THE SUSPENSION OF SOME OF OUR MINING OPERATIONS, AND ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE CURRENT CONDITIONS OF THE MINING INDUSTRY. IN ADDITION, THE COMPANY REDUCED ITS PURCHASES OF ORES FROM THIRD PARTIES, WHICH DID NOT REFLECT MARGINS FOR G.MÉXICO MINING COMPANIES, AS A RESULT OF THE POOR MARKET CONDITIONS. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE FIRST QUARTER OF 2002 BY 28.2% WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, WITH TOTAL SAVINGS OF $188.7 MILLION. HOWEVER, THESE SAVINGS

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

WERE NOT ENOUGH TO OFFSET THE NEGATIVE EFFECT OF THE DROP IN AVERAGE COPPER PRICES (11.8%) AND ZINC PRICES (22.2%) IN FIRST QUARTER OF 2002 WITH AN AMOUNT OF $124.7 MILLION, COMPARED TO PRICES DURING THE FIRST QUARTER OF 2001.

G.MEXICO CONSOLIDATED SALES FOR THE FIRST QUARTER OF 2002 AMOUNTED TO $630.8 MILLION, REPRESENTING A 19.0% DECREASE COMPARED TO THE PREVIOUS YEAR'S FIRST QUARTER. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD.

77.5% OF TOTAL REVENUES IS DENOMINATED IN DOLLARS AND CORRESPONDS TO THE MINING DIVISION. THE REMAINING 22.5% CORRESPONDS MAINLY TO THE RAILROAD DIVISION AND IS MOSTLY DENOMINATED IN PESOS.

G.MEXICO'S FIRST QUARTER OPERATING EARNINGS OF $80.4 MILLION REPRESENT 12.7% OF SALES COMPARED TO 4.7% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. THE OPERATING CASH FLOW (EBITDA) FOR THE FIRST QUARTER WAS $149.5 MILLION, REPRESENTING 23.7% OF SALES.

INVESTMENTS

THE INVESTMENT PROGRAM CARRIED OUT DURING THE FIRST QUARTER INCLUDES $73.8 MILLION THAT WERE EXPENSED DURING 2002. OF THIS AMOUNT, $63.1 MILLION DOLLARS CORRESPOND TO THE MINING DIVISION WITH THE COMPLETION AND STARTUP OF THE NEW ELECTROLYTIC PLANT AT THE CANANEA MINE IN MEXICO, AND CONTINUED WORK ON THE EXPANSION OF THE TOQUEPALA-CUAJONE LEACHING SYSTEM IN PERU PROJECTED FOR COMPLETION AT THE END OF AUGUST OF 2002. THE 30% EXPANSION OF THE CAPACITY OF THE CONCENTRATOR IN TOQUEPALA REACHED 84% COMPLETION AT THE END OF MARCH 2002, WITH AN INVESTMENT OF $43.3 MILLION DOLLARS OUT OF THE $69.5 MILLION BUDGETED. WHEN THIS PROJECT REACHES COMPLETION AT THE END OF AUGUST 2002, THE TOQUEPALA CONCENTRATOR MILLING CAPACITY WOULD INCREASE FROM 45,000 METRIC TONS TO 60,000 METRIC TONS PER DAY. THIS INCREASE IN MILLING PRODUCTION WILL REPRESENT AN ANNUAL INCREASE OF 122,815 METRIC TONS OF CONCENTRATES TO BE PROCESSED AT THE ILO SMELTER. IN RESPECT TO THE EXPANSION AND MODERNIZATION OF THE SMELTER IN ILO, FINAL EVALUATIONS OF THE TECHNICAL-ECONOMICAL PROPOSALS RECEIVED ARE UNDER WAY AND THE PROJECT IS EXPECTED TO START CONSTRUCTION DURING THE SECOND QUARTER OF 2002, WITH AN INVESTMENT OF MORE THAN $500 MILLION DOLLARS AND A CONSTRUCTION PERIOD OF ALMOST 3 YEARS. UPON COMPLETION, THIS SMELTER WILL BE CAPABLE OF SMELTING UP TO 1.83 MILLION METRIC TONS OF COPPER CONCENTRATES PER YEAR AND WILL ACCOMPLISH THE DESIRED ECONOMICAL AND ENVIRONMENTAL REQUIREMENTS. THE CUAJONE LEACHING FACILITIES EXPANSION PROJECT IS BEING DEVELOPED TO EXPAND THE LEACHING PADS AND THE GRINDING PLANT. THIS WILL ALLOW THE PLANT TO PRODUCE 18 TONS PER DAY OF COPPER CONTAINED IN SOLUTION FOR TREATMENT AT THE SOLVENT EXTRACTION OPERATION IN TOQUEPALA. THE COMBINED PROGRESS OF ENGINEERING, PROCUREMENT AND CONSTRUCTION FOR THIS PROJECT REACHED 97% COMPLETION AS OF MARCH 31, 2002.

THE INVESTMENT IN THE TRANSPORT DIVISION DURING THE FIRST QUARTER OF 2002 WAS $10.7 MILLION DOLLARS, WHICH WAS INVESTED IN INFRASTRUCTURE AND TECHNOLOGICAL IMPROVEMENTS FOR THE RAILROAD SYSTEM.

FINANCING

IN CONSIDERATION OF THE CIRCUMSTANCES PREVAILING IN THE MARKETS AND WITH THE PURPOSE OF ADJUSTING TO THE CURRENT CREDIT CONDITIONS AND OBLIGATIONS, WE ARE CURRENTLY NEGOTIATING WITH OUR BANKS AND INVESTORS IN ORDER TO OBTAIN CONDITIONS MORE IN ACCORDANCE WITH CURRENT NEEDS. WE HOPE TO FINALIZE THIS

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

PROCESS WITH THE LENDERS DURING THE SECOND QUARTER OF 2002 IN ORDER TO REESTABLISH THE FINANCIAL CONDITIONS NECESSARY TO IMPROVE THE CREDIT RATINGS OF GMÉXICO AND ITS MINING SUBSIDIARIES. THE TOTAL DEBT AS OF MARCH 31, 2002, IS $2,766.5 MILLION DOLLARS, WITH CASH ON BANKS OF $231.3 MILLION DOLLARS, WHICH IS EQUIVALENT TO A NET DEBT OF $2,535.2 MILLION DOLLARS.

THE FOLLOWING CHART SUMMARIZES G.MEXICO NET DEBT (EXPRESSED IN THOUSANDS OF DOLLARS):

COMPANY	BALANCE AS OF MARCH 30, 2002	DUE IN: 2002
GRUPO MÉXICO	87,000	52,000 (1)
GRUPO MINERO MEXICO	1,309,749	144,562 (1)
ASARCO INC.	991,163	450,000 (1)
SOUTHERN PERÚ COPPER CORP.	299,043	NA
GRUPO FERROVIARIO MEXICANO	79,529	3,992
TOTAL	2,766,484	650,554

(1) WE ARE IN THE PROCESS OF NEGOTIATING WITH THE BANKS AND INVESTORS PARTICIPATING IN THESE CREDITS WITH THE PURPOSE OF ADJUSTING THE AMORTIZATION OF THE DEBT TO BETTER ALIGN WITH THE CURRENT CONDITIONS.

OTHER EVENTS:
ON JANUARY 24, 2002, GMEXICO AND ITS SUBSIDIARY, INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V. (ITM), ENTERED INTO A JOINT-VENTURE AGREEMENT WITH GRUPO CARSO, S.A. DE C.V. AND ITS SUBSIDIARY, EMPRESAS FRISCO, S.A. DE C.V. (FRISCO), AND GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND ITS SUBSIDIARY, SINCA INBURSA, S.A. DE C.V. SOCIEDAD DE INVERSIÓN DE CAPITALES (SINCA). UNDER THE AGREEMENT, FRISCO AND SINCA WILL TRANSFER THEIR SHARES OF FERROSUR, S.A. DE C.V. (FERROSUR) TO ITM AND SUBSCRIBE ITM SHARES REPRESENTING 20% OF THE LATTER´S CAPITAL STOCK. AS A CONSEQUENCE OF THIS AGREEMENT, ITM WILL OWN 100% OF THE SHARES OF FERROSUR, WHO HAS THE CONCESSION OF THE PUBLIC TRANSPORTATION SERVICE OF THE SOUTHEASTERN RAILWAY ROUTES, IN ADDITION TO 74% OF THE SHARES OF SUBSIDIARY GFM, WHO IS THE SOLE OWNER OF FERROMEX. WITH THIS AGREEMENT, WE HOPE TO IMPROVE THE PACIFIC-SOUTH, CENTER-SOUTH AND NORTH-SOUTH ROUTES OF THE MEXICAN REPUBLIC IN ORDER TO BETTER COMPETE WITH THE OTHER RAIL LINES THAT HAVE ACCESS TO THE SOUTH ROUTE. AS A CONSEQUENCE, WE EXPECT TO ACHIEVE BETTER TRIP TIMES, IMPROVE COSTS OF SERVICE, AND MAKE MORE EFFICIENT USE OF THE INFRASTRUCTURE, THUS SIGNIFICANTLY INCREASING THE VOLUMES OF CARGO TRANSPORTED IN SUCH ROUTES AND RESULTING IN OTHER IMPORTANT BENEFITS FOR THE USERS OF OUR

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

RAILROAD SERVICES.

THE EXECUTION OF THE FINAL AGREEMENTS AND OTHER DOCUMENTS NECESSARY TO ESTABLISH THE JOINT VENTURE IS SUBJECT TO OBTAINING OFFICIAL AUTHORIZATION OF THE COMISION FEDERAL DE COMPETENCIA (ANTITRUST OFFICE) IN ACCORDANCE WITH THE GUIDELINES OF THE PRIVATIZATION OF THE RAILROAD CONCESSIONS, THE LAWS IN THE ANTITRUST ISSUES AND THE RAILROAD LAW. THE COMPANY ANTICIPATES THAT A FAVORABLE RESOLUTION WILL BE ISSUED IN THE COMING WEEKS.

GRUPO MEXICO 1ST QUARTER 2002 CEO REPORT

MEXICAN GAAP:

HIGHLIGTHS (EXPRESSED IN THOUSANDS OF MEXICAN PESOS UNLESS NOTED - MEXICAN GAAP)

	FINANCIAL DATA THREE MONTHS ENDED:			MARKET METALS PRICES THREE MONTHS ENDED:			
	MARCH 31 2002	MARCH 31 2001	VAR. %		MARCH 31 2002	MARCH 31 2001	VAR. %
NET SALES	5,817,478	7,897,564	(26.3)	COPPER (US CTS/LB)	72.2	81.9	(11.8)
COST OF SALES	4,090,034	6,269,366	(34.8)	ZINC (US CTS/LB)	36.0	46.3	(22.2)
ADMINISTRATIVE EXPENSES	285,918	335,230	(14.7)	SILVER (DLLS/OZ)	4.5	4.5	-
OPERATING INCOME	538,207	309,116	74.1	GOLD (DLLS/OZ)	290.4	263.5	10.2
EBITDA	1,441,526	1,292,968	11.5	MOLYBDENUM (US DLLS/LB)	2.7	2.3	17.4
FINANCING COSTS(NET)	446,374	624,605	(28.5)	LEAD (US CTS/LB)	22.3	22.4	(0.4)
NET INCOME (LOSS) (MAJORITY)	328,873	(230,693)	(242.6)				
INCOME (LOSS) PER SHARE (MAJORITY)	0.50	(0.35)	(242.6)				

* FOR PURPOSES OF COMPARISON OF THESE CAPTIONS, AMORTIZATION OF THE EXCESS CARRYING AMOUNT OVER THE COST OF SHARES GENERATED BY THE ASARCO ACQUISITION IS NOT INCLUDED.

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED ON MARCH 31, 2002, INCLUDE THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC), GRUPO FERROVIARIO MEXICANO (GFM) AND INFRAESTRUCTURA Y TRANSPORTES MÉXICO (ITM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC) AND FERROMEX.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

APPLIES TO MEXICAN GAAP:
G.MEXICO CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDING ON MARCH 31, 2002 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES TAKEN LAST YEAR, INCLUDING SIGNIFICANT PERSONNEL REDUCTIONS, THE SUSPENSION OF SOME OF OUR MINING OPERATIONS, AND ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE CURRENT CONDITIONS OF THE MINING INDUSTRY. IN ADDITION, THE COMPANY REDUCED ITS PURCHASES OF ORES FROM THIRD PARTIES, WHICH DID NOT REFLECT MARGINS FOR G.MÉXICO MINING COMPANIES, AS A RESULT OF THE POOR MARKET CONDITIONS. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE FIRST QUARTER OF 2002 BY 33.7% WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, WITH TOTAL SAVINGS OF PS 2,228.6 MILLION PESOS. HOWEVER, THESE SAVINGS WERE NOT ENOUGH TO OFFSET THE NEGATIVE EFFECT OF THE DROP DURING THE FIRST QUARTER IN AVERAGE COPPER PRICES (11.8%) AND ZINC PRICES (22.2%), EQUIVALENT TO APPROXIMATELY PS 1,649.3 MILLION PESOS, IN COMPARISON TO AVERAGE PRICES DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

G.MEXICO CONSOLIDATED SALES FOR THE FIRST QUARTER OF 2002 AMOUNTED TO PS 5,817.5 MILLION PESOS, REPRESENTING A 26.3% DECREASE COMPARED TO THE PREVIOUS YEAR'S FIRST QUARTER. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD.

APPROXIMATELY 77.5% OF TOTAL REVENUES IS DENOMINATED IN DOLLARS AND CORRESPONDS TO THE MINING DIVISION. THE REMAINING 22.5% CORRESPONDS MAINLY TO THE RAILROAD DIVISION AND IS MOSTLY DENOMINATED IN PESOS.

G.MEXICO'S FIRST QUARTER OPERATING EARNINGS OF PS 538.2 MILLION PESOS REPRESENT 9.3% OF SALES COMPARED TO 3.9% DURING THE SAME PERIOD OF THE PREVIOUS YEAR THE OPERATING CASH FLOW (EBITDA) FOR THE FIRST QUARTER WAS PS1,441.5 MILLION PESOS, REPRESENTING 24.8% OF SALES.

CONSOLIDATED INTEGRAL FINANCING COST IN ACCORDANCE WITH MEXICAN GAAP FOR THE FIRST QUARTER OF 2002 WAS A NET INCOME OF PS 260.6 MILLION PESOS. THIS WAS INTEGRATED BY A FINANCING COST OF DEBT FOR PS 446.4 MILLION PESOS, BY AN INCOME IN MONETARY POSITION OF PS 437.8 MILLION PESOS, AND BY AN INCOME THROUGH EXCHANGE RATE DUE TO THE APPRECIATION OF THE MEXICAN PESO AGAINST THE DOLLAR OF PS 269.2 MILLION PESOS.

MINING DIVISION

AMERICAS MINING CORPORATION (AMC)
AMERICAS MINING CORPORATION CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED ON MARCH 31, 2002, INCLUDE THE OPERATIONS OF THE OPERATING

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

COMPANIES: MINERA MEXICO (MM), ASARCO, AND SOUTHERN PERU COPPER CORPORATION (SPCC), WHICH REPRESENT OUR MINING OPERATIONS IN MEXICO, UNITED STATES OF AMERICA AND IN PERU.

HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

	FINANCIAL DATA THREE MONTHS ENDED: MARCH 31 2002	MARCH 31 2001	VAR. %
NET SALES	488,575	663,482	(26.4)
COST OF SALES	363,786	558,315	(34.8)
ADMINISTRATIVE EXPENSES	26,160	27,992	(6.5)
OPERATING INCOME	52,862	24,040	119.8
EBITDA	98,629	77,175	27.8
FINANCING COSTS (NET)	48,641	58,878	(17.4)
NET LOSS (MAJORITY)	(36,528)	(53,581)	31.8

SALES FOR THE FIRST QUARTER OF 2002 AMOUNTED TO $488.6 MILLION DOLLARS, REPRESENTING A 26.3% DECREASE COMPARED TO SALES OF $663.5 MILLION DOLLARS DURING THE SAME QUARTER OF THE PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METALS PRICES AND DUE TO A REDUCTION IN METALS SOLD IN ACCORDANCE WITH THE COMPANY'S POLICY TO REDUCE COST INSTEAD OF INCREASE VOLUMES.

SALES VOLUMES FOR OUR MAIN METAL, COPPER, REPRESENT A REDUCTION OF 22,812 METRIC TONS, OR 8.6%, AGAINST THE SAME PERIOD IN THE PREVIOUS YEAR. ZINC AND SILVER HAS SHOWN THE SAME TREND WITH A DECREASE OF 21.6% AND 49.4% RESPECTIVELY. THOSE REDUCTIONS ALSO WERE AFFECTED BY THE STRIKE OF THE UNIONIZED WORKERS IN THE MINING UNITS OF LA CARIDAD, SAN MARTIN, PASTA DE CONCHOS AND IN THE ELECTROLITIC ZINC PLANT IN SAN LUIS POTOSI.

AMC-SALES

		PRODUCTION SOLD 3 MONTHS ENDED MAR 31 2002	3 MONTHS ENDED MAR 31 2001	VAR %	METALS PRICES MARKET	3 MONTHS ENDED MAR 31 2002	3 MONTHS ENDED MAR 31 2001	VAR %
COPPER	(TM)	241,451	264,263	(8.6)	COBRE (US CTS/LB)	72.2	81.9	(11.8)
ZINC	(TM)	37,849	48,276	(21.6)	ZINC (US CTS/LB)	36.0	46.3	(22.2)
SILVER	(KG)	168,824	333,476	(49.4)	PLATA (DLLS/OZ)	4.5	4.5	-
GOLD	(KG)	471	2,552	(81.5)	ORO (DLLS/OZ)	290.4	263.5	10.2
MOLYBDENUM (TM)		3,274	3,839	(14.7)	MOLIBDENO (US DLLS/LB)	2.7	2.3	17.4
LEAD	(TM)	7,242	16,012	(54.8)	PLOMO (US CTS/LB)	22.3	22.4	(0.4)

OPERATING EARNINGS DURING FIRST QUARTER 2002 WERE $52.9 MILLION DOLLARS, 120% COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR, DUE BASICALLY TO A

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

SIGNIFICANT REDUCTION IN PRODUCTION COSTS AS WELL AS SAVINGS IN ADMINISTRATIVE AND DEPRECIATION COSTS.

EBITDA FOR THE FIRST QUARTER OF 2002 WAS $98.6 MILLION DOLLARS, REPRESENTING AN INCREASE OF 28% COMPARED TO THE $77.2 MILLION DOLLARS IN THE SAME PERIOD OF 2001.

NET FINANCING COSTS IN THE FIRST QUARTER OF 2002 WERE $48.6 MILLION DOLLARS, 17% LESS THAN THE $58.8 MILLION DOLLARS OF THE SAME PERIOD OF 2001.

INCOME BEFORE TAXES AND EXTRAORDINARY ITEMS FOR THE FIRST QUARTER OF 2002, WAS $4.5 MILLION DOLLARS VERSUS A LOSS OF $38.5 MILLION DOLLARS REPORTED IN THE SAME PERIOD OF 2001, REPRESENTING AN INCREASE OF 112%.

TAXES GENERATED DURING THE FIRST THREE MONTHS OF 2002, WERE EQUIVALENT TO $18.8 MILLION DOLLARS, 231% MORE THAN THE FIRST QUARTER OF 2001 OF $5.7 MILLION DOLLARS, DUE BASICALLY TO AN INCREASE IN THE ASSET TAX AND IN THE DEFERRED TAXES IN THE MEXICAN MINING SUBSIDIARIES OF AMC.

EXTRAORDINAY ITEMS REPORTED IN THE FIRST THREE MONTHS OF 2002 OF $16.0 MILLION DOLLARS INCLUDE THE PREMIUM OF $11.4 MILLION DOLLARS PAID TO THE OWNERS OF SPCC SECURED EXPORT NOTES WHO WERE REPAID DURING FEBRUARY 2002.

THE NET LOSS AFTER TAXES AND EXTRAORDINARY ITEMS FOR THE FIRST QUARTER OF 2002 WAS $36.5 MILLION DOLLARS, REPRESENTING A DECREASE OF 32% AGAINST THE SAME PERIOD OF 2001.

OPERATING CASH BREAK EVEN POINT IN TERMS OF POUNDS OF COPPER FOR THE THREE MONTHS ENDED MARCH 31, 2002, WAS 53.7 US DOLLARS CENTS., 28% LESS THAN THE 68.7 CENTS REPORTED DURING THE SAME PERIOD OF LAST YEAR. TOTAL CASH BREAK EVEN POINT IN TERMS OF POUNDS OF COPPER (INCLUDES OPERATING COST, FINANCING EXPESNSES, TAX EXPENSES, AND CAPEX), FOR THE THREE MONTHS ENDED MARCH 31, 2002, WAS 75.1 US DOLLARS CENTS., 25% LESS THAN THE 93.9 CENTS REPORTED DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

MINERA MÉXICO (MM)

MM-HIGHLIGHTS
(STATED IN THOUSANDS OF US DOLLARS - US GAAP)
FINANCIAL DATA
THREE MONTHS ENDED:

	MARCH 31 2002	MARCH 31 2001	VAR. %
NET SALES	201,577	248,717	(19.0)
COST OF SALES	154,371	191,990	(19.6)
ADMINISTRATIVE EXPENSES	11,331	11,429	(0.9)
OPERATING INCOME	12,502	24,489	(48.9)
EBITDA	35,876	45,298	(20.8)
FINANCING COSTS (NET)	26,204	30,556	(14.2)
NET LOSS (MAJORITY)	(30,166)	(7,679)	(292.8)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MM-SALES

	PRODUCTION SOLD 3 MONTHS ENDED MAR 31 2002	3 MONTHS ENDED MAR 31 2001	VAR %	METALS PRICES MARKET	3 MONTHS ENDED MAR 31 2002	3 MONTHS ENDED MAR 31 2001	VAR %
COPPER (TM)	82,039	88,594	(7.4)	COPPER (US CTS/LB)	72.2	81.9	(11.8)
ZINC (TM)	33,603	35,565	(5.5)	ZINC (US CTS/LB)	36.0	46.3	(22.2)
SILVER (KG)	105,831	140,948	(24.9)	SILVER (DLLS/OZ)	4.5	4.5	0
GOLD (KG)	178	393	(54.7)	GOLD (DLLS/OZ)	290.4	263.5	10.2
MOLYBDENUM (TM)	848	1,811	(53.2)	MOLYBDENUM (US DLLS/LB)	2.7	2.3	17.4
LEAD (TM)	7,242	6,702	8.1	LEAD(US CTS/LB)	22.3	22.4	(0.4)

SALES IN THE FIRST QUARTER WERE $201.6 MILLION DOLLARS, 19% LOWER THAN THE FIRST QUARTER OF 2001, DUE TO THE FACT THAT INTERNATIONAL MARKET PRICES FOR COPPER AND ZINC WERE 12% AND 22% LOWER RESPECTIVELY. IN ADDITION, SALES VOLUMES WERE LOWER IN THE FIRST QUARTER AS A RESULT OF SIGNIFICANTLY REDUCED PURCHASES OF METALS FROM THIRD PARTIES AND THE IMPACT ON PRODUCTION FROM LABOR STRIKES AT THE LA CARIDAD, SAN MARTÍN AND CHARCAS MINING UNITS AND THE SAN LUIS POTOSÍ ZINC ELECTROLYTIC PLANT. THE COMPANY REINFORCED ITS CURRENT STRATEGY OF EMPHASIZING COST REDUCTIONS AND EFFICIENCY OF OPERATIONS, SACRIFICING PRODUCTION IN ORDER TO MAXIMIZE OPERATING CASH FLOW. AS A RESULT OF THIS ACTION, COSTS AND TOTAL EXPENSES WERE REDUCED BY 19% IN THE FIRST QUARTER OF 2002.

THESE SAVINGS ALLOWED THE COMPANY TO REDUCE THE BASE OPERATING BREAK-EVEN POINT IN THE FIRST QUARTER OF 2002 TO 52.4 CENTS PER POUND OF COPPER PRODUCED FROM 58.7 CENTS PER POUND IN THE SAME PERIOD OF 2001. THE BASE TOTAL BREAK-EVEN POINT PER POUND OF COPPER (INCLUDING OPERATING COSTS, INTEREST, TAXES AND CAPITAL INVESTMENTS) WAS 77.3 CENTS COMPARED TO 95.4 CENTS IN THE FIRST QUARTER OF THE PREVIOUS YEAR.

EBITDA FOR THE THREE MONTHS ENDED MARCH 31, 2002, INCREASED TO $35.9 MILLION DOLLARS DESPITE THE DROP IN METALS PRICES AND THE LABOR PROBLEM. THIS FIGURE IS ESPECIALLY STRONG IN COMPARISON TO EBITDA RESULTS OF THE THIRD AND FOURTH QUARTERS OF THE PREVIOUS YEAR, WHICH WERE $8.3 MILLION AND ($4.2) MILLION DOLLARS RESPECTIVELY.

THE ABOVE MENTIONED HAVE ALLOWED MM TO DECREASE THE BASE OPERATING BREAK-EVEN POINT IN THE FIRST QUARTER OF 2002 TO 52.4 CENTS PER POUND OF COPPER PRODUCED FROM 58.7 CENTS PER POUND IN THE SAME PERIOD OF 2001. THE BASE TOTAL BREAK-EVEN POINT PER POUND OF COPPER (INCLUDING OPERATING COSTS, INTEREST, TAXES AND CAPITAL INVESTMENTS) WAS 77.3 CENTS COMPARED TO 95.4 CENTS IN THE FIRST QUARTER OF THE PREVIOUS YEAR.
ASARCO INCORPORATED

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

ASARCO-HIGHLIGTHS
(STATED IN THOUSANDS OF US DOLLARS - US GAAP)

	FINANCIAL DATA THREE MONTHS ENDED: MARCH 31 2002	MARCH 31 2001	VAR. %
NET SALES	138,130	265,689	(48.0)
COST OF SALES	113,830	275,037	(58.6)
ADMINISTRATIVE EXPENSES	7,752	9,449	(18.0)
OPERATING INCOME	10,430	(30,240)	134.5
EBITDA	16,548	(18,797)	188.0
FINANCING COSTS (NET)	17,292	24,013	(28.0)
NET LOSS (MAJORITY)	(7,028)	(54,304)	87.1

ASARCO-SALES

PRODUCTION SOLD		3 MONTHS ENDED MARCH 31 2002	3 MONTHS ENDED MARCH 31 2001	VAR %	METALS MARKET PRICES	3 MONTHS ENDED MARCH 31 2002	3 MONTHS ENDED MARCH 31 2001	VAR %
COPPER	(MT)	73,543	102,670	(28.4)	COPPER (US CTS/LB)	72.2	81.9	(11.8)
ZINC	(MT)	4,246	12,712	(66.6)	ZINC (US CTS/LB)	36.0	46.3	(22.2)
SILVER	(KG)	35,269	165,557	(78.7)	SILVER (DLLS/OZ)	4.5	4.5	0
GOLD	(KG)	246	2,109	(88.3)	GOLD (DLLS/OZ)	290.4	263.5	10.2
LEAD	(TM)	0	9,343	(100.0)	LEAD (US CTS/LB)	22.3	22.4	(0.4)

PRODUCTION OF COPPER CONCENTRATES AT ASARCO MINES INCREASED BY 22% IN THE FIRST QUARTER OF 2002 COMPARED TO THE FIRST QUARTER OF 2001. THE MISSION MINE IN ARIZONA, OPERATING AT 32% OF MILLING CAPACITY IN ACCORDANCE WITH ITS NEW MINE PLAN, PRODUCED 10,242 METRIC TONS OF COPPER IN CONCENTRATES DURING THE FIRST QUARTER OF 2002. WHILE THIS REPRESENTS A DECREASE OF 27% FROM THE SAME PERIOD OF THE PREVIOUS YEAR, THE OPERATION INCREASED COPPER RECOVERY BY 12%. THE RAY MINING COMPLEX INCREASED PRODUCTION OF COPPER CONCENTRATES BY 51%, PRODUCING 36,228 METRIC TONS, DUE PRIMARILY TO IMPROVED ORE GRADES, A NEW MINE PLAN AND THE OPTIMIZATION OF INSTALLED CAPACITY.

PRODUCTION OF COPPER AT ASARCO MINES TOTALED 61,121 METRIC TONS DURING THE FIRST QUARTER OF 2002, AN INCREASE OF 13% OVER THE 54,060 METRIC TONS PRODUCED IN THE SAME PERIOD OF THE PREVIOUS YEAR.

ZINC AND LEAD OPERATIONS WERE CLOSED TEMPORARILY DURING 2001 DUE TO LOWER METALS PRICES AND AS PART OF OUR STRATEGY TO IMPROVE OUR COST OF PRODUCTION INSTEAD OF INCREASING VOLUMES. PRODUCTION OF GOLD AND SILVER WERE SIMILARILY

AFFECTED.

FIRST QUARTER SALES WERE 48% LOWER THAN SALES FOR THE SAME PERIOD IN 2001. THIS REDUCTION IS ATTRIBUTED TO LESS PRODUCTION OF COPPER PROVIDED BY THIRD PARTIES, AS WELL AS THE REDUCTION IN THE AVERAGE PRICE OF COPPER DURING THE QUARTER BY 9.7 CENTS PER POUND, WHICH REPRESENTS A DECREASE OF 12%.

PRODUCTION COSTS WERE REDUCED IN EFFECT BY 40% DURING THE FIRST QUARTER OF 2002 IN COMPARISON TO THE SAME PERIOD OF 2001, DUE PRIMARILY TO THE CONTINUED APPLICATION OF COST REDUCTION PROGRAMS IMPLEMENTED AT ALL UNITS, AS WELL AS THE REDUCTION IN VOLUMES PRODUCED. COST OF SALES WAS 59% LESS DURING THE FIRST QUARTER OF 2002 COMPARED TO THE SAME PERIOD OF 2001, DUE TO ITEMS EXPLAINED ABOVE AND DUE TO A REDUCTION IN PURCHASES OF METALS FROM THIRD PARTIES.

EBITDA GENERATED DURING THE FIRST QUARTER OF 2002 INCREASED TO $16.5 MILLION DOLLARS COMPARED TO A LOSS OF $18.8 MILLION DOLLARS IN THE FIRST QUARTER OF 2001, REPRESENTING AN IMPROVEMENT OF $35 MILLION DOLLARS IN EBITDA. THIS SIGNIFICANT IMPROVEMENT IN RESULTS WAS OBTAINED DESPITE A 12% LOWER COPPER PRICE. OTHER SIGNIFICANT FACTORS IN THE IMPROVEMENT OF RESULTS INCLUDED: THE TEMPORARY CLOSURE OF OPERATIONS WITH HIGH PRODUCTION COSTS AND THE OPTIMIZATION OF ALL MINING OPERATIONS.

THESE SAVINGS HAVE ALLOWED ASARCO TO DECREASE THE BASE OPERATING BREAK-EVEN POINT IN THE FIRST QUARTER OF 2002 TO 62.0 CENTS PER POUND OF COPPER PRODUCED FROM 90.2 CENTS PER POUND IN THE SAME PERIOD OF 2001. THE BASE TOTAL BREAK-EVEN POINT PER POUND OF COPPER (INCLUDING OPERATING COSTS, INTEREST, TAXES AND CAPITAL INVESTMENTS) WAS 75.5 CENTS COMPARED TO 108.1 CENTS IN THE FIRST QUARTER OF THE PREVIOUS YEAR.

SOUTHERN PERU COPPER CORPORATION (SPCC)
SPCC-HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS - US GAAP)

	FINANCIAL DATA THREE MONTHS ENDED:		
	MARCH 31 2002	MARCH 31 2001	VAR. %
NET SALES	136,194	162,420	(16.1)
COST OF SALES	88,801	105,964	(16.2)
ADMINISTRATIVE EXPENSES	7,076	7,114	(0.5)
OPERATING INCOME	24,096	28,518	(15.5)
EBITDA	40,317	49,343	(18.3)
FINANCING COSTS (NET)	3,276	4,247	(22.9)
NET LOSS (MAJORITY)	6,399	15,699	(59.2)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

SPCC-PRODUCTION SOLD

	SALES 3 MONTHS ENDED MARCH 31 2002	SALES 3 MONTHS ENDED MARCH 31 2001	VAR %	METALS MARKET PRICES	3 MONTHS ENDED MARCH 31 2002	3 MONTHS ENDED MARCH 31 2001	VAR %
COPPER (TM)	77,357	80,707	4.2	COPPER(US CTS/LB)	72.2	81.9	(11.8)
SILVER (KG)	28,579	28,620	(0.1)	SILVER (DLLS/OZ)	4.5	4.5	0
GOLD (KG)	48	56	(14.3)	GOLD (DLLS/OZ)	290.4	263.5	10.2
MOLYBDENUM (TM)	2,072	2,023	2.4	MOLYBDENUM (US CTS/LB)	2.7	2.3	17.4

SALES OF PRODUCTS FOR SOUTHERN PERU IN THE FIRST QUARTER OF 2002 WERE $136.2 MILLION DOLLARS, COMPARED TO $162.4 MILLION DOLLARS IN THE SAME PERIOD OF THE PREVIOUS YEAR. THE REDUCTION IS DUE TO AN UNUSUAL AND UNEXPECTED DELAY IN THE ARRIVAL OF 3 VESSELS TO THE PORT OF ILO, ORIGINALLY SCHEDULED FOR ARRIVAL AT THE MONTH END, 10,311 METRIC TONS OF COPPER WORTH $16.3 MILLION AND 645 METRIC TONS OF MOLYBDENUM WORTH $1.9 MILLION WERE NOT SHIPPED IN THE MONTH OF MARCH, AND AS A RESULT $18.2 MILLION SALES WILL BE RECOGNIZED IN THE MONTH OF APRIL OF 2002, SAME AS LOWER METALS PRICES, WHICH WERE PARTIALLY OFFSET BY INCREASES IN PRODUCTION VOLUMES.

MINE PRODUCTION INCREASED BY 8.5% TO 85,581 METRIC TONS IN THE FIRST QUARTER OF 2002, COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR. SEW PRODUCTION REACHED 14,369 METRIC TONS DURING THE FIRST QUARTER OF 2002, REPRESENTING AN INCREASE OF 820 METRIC TONS OF COPPER IN COMPARISON TO THE SIMILAR PERIOD IN 2001, AS A RESULT OF THE COMPLETION AND STARTUP OF THE NEW SEW PLANT IN OCTOBER OF 2001. COPPER CONCENTRATES SMELTED AT THE ILO SMELTER INCREASED 9.5% AND, CONSEQUENTLY, PRODUCTION OF COPPER BLISTER INCREASED BY 11.6% DURING THE FIRST QUARTER OF 2002 COMPARED TO THE SAME PERIOD OF 2001, REACHING TOTALS OF 297,743 AND 76,302 METRIC TONS RESPECTIVELY. PRODUCTION OF REFINED COPPER INCREASED BY 2.3% TO 69,172 METRIC TONS IN THE FIRST QUARTER OF 2002 RELATIVE TO THE SAME PERIOD OF THE PREVIOUS YEAR.

WITH RESPECT TO INVESTMENTS IN NEW PROJECTS AT SPCC, THE EXPANSION AND MODERNIZATION OF THE TOQUEPALA CONCENTRATOR CONTINUES AND IS 84% COMPLETED AS OF MARCH 31, 2002, WITH AN INVESTMENT OF $43.3 MILLION DOLLARS, WELL BELOW THE $69.5 MILLION ORIGINALLY PROJECTED. THIS PROJECT IS ESTIMATED TO BE COMPLETED IN AUGUST OF 2002, AT WHICH TIME THE CONCENTRATOR'S CAPACITY WILL INCREASE FROM 45,000 TO 60,000 METRIC TONS PER DAY. THIS REPRESENTS AN ANNUAL INCREASE OF 122,815 METRIC TONS OF ADDITIONAL COPPER CONCENTRATES FOR PROCESSING AT THE ILO SMELTER.

DURING THE FIRST QUARTER OF 2002 THE COMPANY INVESTED A TOTAL OF $41.0 MILLION DOLLARS.

IN ACCORDANCE WITH US GAAP, FIRST QUARTER EBITDA FOR SPCC WAS $40.3 MILLION DOLLARS, WHICH REPRESENTED 29.6% OF SALES AND COMPARES WITH EBITDA OF $49.3 MILLION DOLLARS IN THE SAME PERIOD LAST YEAR.

SAVINGS DURING THE QUARTER ALLOWED SPCC TO DECREASE THE BASE OPERATING BREAK-EVEN POINT IN THE FIRST QUARTER OF 2002 TO 48.5 CENTS PER POUND OF COPPER PRODUCED FROM 54.2 CENTS PER POUND IN THE SAME PERIOD OF 2001. THE BASE TOTAL BREAK-EVEN POINT PER POUND OF COPPER (INCLUDING OPERATING COSTS, INTEREST, TAXES AND CAPITAL INVESTMENTS) WAS 72.1 CENTS COMPARED TO 72.0 CENTS IN THE FIRST QUARTER OF THE PREVIOUS YEAR.

ON FEBRUARY 10, 2002, SPCC PREPAID AND CANCELLED THE BALANCE OF $150 MILLION DOLLARS IN GUARANTEED NOTES WHICH HAD BEEN SECURED IN THE U.S. AND INTERNATIONAL MARKETS DURING 1997. THIS PREPAYMENT TRIGGERED THE PAYMENT OF A PREMIUM TO HOLDERS OF THE GUARANTEED NOTES OF APPROXIMATELY $11.4 MILLION DOLLARS, WHICH WAS RECORDED AS A ONE-TIME CHARGE DURING THE FIRST QUARTER OF 2002.

ON FEBRUARY 27, 2002, SPCC SOLD BONDS ON THE PERUVIAN INVESTMENT MARKET FOR $25.9 MILLION DOLLARS WITH MATURITY DATES RANGING FROM MAY 2005 THROUGH FEBRUARY 2012. THESE BONDS HAVE AN INTEREST RATE OF LIBOR PLUS 3.0%, AND ARE PART OF AN APPROVED BOND PROGRAM IN THE PERUVIAN MARKET OF UP TO $750 MILLION DOLLARS. THE FUNDS FROM THIS PROGRAM WILL BE USED TO FINANCE SPCC'S MODERNIZATION AND EXPANSION PROGRAM.

DIVISION FERROVIARIA

GRUPO FERROVIARIO MEXICANO (GFM)

GFM-HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS - US GAAP)

	FINANCIAL DATA THREE MONTHS ENDED:		
	MARCH 31 2002	MARCH 31 2001	VAR %
NET SALES	148,014	121,059	22.3
COST OF SALES	88,164	81,000	8.8
ADMINISTRATIVE EXPENSES	6,463	5,750	12.4
OPERATING INCOME	31,139	15,141	105.7
EBITDA	53,387	34,308	55.6
FINANCING COSTS (NET)	400	1,426	(71.9)
NET INCOME (MAJORITY)	24,205	12,580	92.4

DURING THE FIRST QUARTER OF 2002, ACCUMULATED TRANSPORT VOLUMES INCREASED 9.8% WITH RESPECT TO THE SAME PERIOD OF 2001. THE SECTORS THAT SHOWED SIGNIFICANT VARIATIONS DURING THE PERIOD INCLUDED: MINERALS, WITH AN INCREASE OF 110.8%; AUTOMOTIVE, WITH AND INCREASE OF 75.4 PERCENT; CHEMICALS, WITH AN INCREASE OF

10.4%. IN ADDITION, THE FOLLOWING SEGMENTS HAD THE LARGEST DECREASES: OIL AT 24.9%; AND METALS AT 27.7%.

INCOME FROM RAILROAD TRANSPORT SERVICES IN THE FIRST QUARTER OF 2002 INCREASED TO $148 MILLION DOLLARS COMPARED TO $121.1 MILLION DOLLARS IN THE SAME PERIOD LAST YEAR, EQUIVALENT TO A 22% INCREASE, AS A RESULT OF HIGHER TRANSPORT VOLUMES.

WITH RESPECT TO INVESTMENT PROJECTS AND ACQUISITION OF OTHER ASSETS, GRUPO FERROVIARIO SPENT $10.7 MILLION DOLLARS DURING THE FIRST QUARTER OF 2002 ON CONSTRUCTION, EXPANSION AND REHABILITATION OF TRACKS, TERMINALS, RAIL YARDS, BRIDGES, TUNNELS AND SEWERS, AND ON THE ACQUISITION OF TELECOMMUNICATIONS SYSTEMS. THESE INVESTMENTS ARE PART OF AN INTEGRAL, PLANNED INVESTMENT PROGRAM OF $700 MILLION DOLLARS, WHICH TO DATE IS 65% COMPLETED.

SIMULTANEOUSLY, THE COMPANY CONTINUES WITH IMPLEMENTATION OF A LONG-TERM MODERNIZATION PROGRAM FOR ALL OF ITS RAILROAD ROUTES IN CONJUNCTION WITH THE RAILROAD WORKERS UNION. THE PROGRAM WILL PERMIT THE COMPANY TO INCREASE TRANSPORT VOLUMES, WILL IMPROVE A NEW GENERATION OF EMPLOYEES, AND WILL UPDATE TECHNOLOGY TO PLACE IT ON LEVELS SIMILAR TO OTHER RAILROAD LINES THROUGHOUT THE WORLD.

IN ACCORDANCE WITH US GAAP, FIRST QUARTER EBITDA FOR GFM WAS $53.4 MILLION DOLLARS, WHICH REPRESENTED 36.1% OF SALES AND COMPARES WITH EBITDA OF $34.3 MILLION DOLLARS IN THE SAME PERIOD LAST YEAR. THIS IS AN INCREASE OF 55.6%.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

	DOMICILED IN	PERCENTAGE OF PARTICIPATION
AMERICAS MINING CORPORATION, INC. ("AMC")	(USA)	60.38%
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	99.81%
GRUPO MINERO MEXICO, S.A. DE C.V. ("G.M.M.")	MEXICO	98.85%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	96.43%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%
-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%
-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%
-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	75.00%

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.77%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.42%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%

INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.("ITM") MEXICO

LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V.("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	100.00%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GFM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V. ("G.F.M.S.A.")	MEXICO	100.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%

GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI") MEXICO

CONTROLADORA MINERA MEXICO, S.A. DE C.V.("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE

FINANCIAL STATEMENTS.

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF MARCH 31, 2002, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLOSING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 9.0243.

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE 1ST. QUARTER OF 2002, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLYING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

		NET HISTORICAL RESULT ACCUMULATED	MONTH	INDEX AT CLOSING	OF ORIGIN	MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
APRIL	2001	(270,252)	(270,252)	356.247	342.098	(281,413)
MAY	2001	(299,707)	(29,455)	356.247	342.883	(30,601)
JUNE	2001	798,704	1,098,411	356.247	343.694	1,138,503
JULY	2001	363,357	(435,347)	356.247	342.801	(452,413)
AUGUST	2001	38,627	(324,730)	356.247	344.832	(335,479)
SEPTEMBER	2001	(544,718)	(583,345)	356.247	348.042	(597,054)
OCTOBER	2001	(385,720)	158,998	356.247	349.615	162,003
NOVEMBER	2001	(548,357)	(162,637)	356.247	350.932	(165,093)
DECEMBER	2001	(2,328,780)	(1,780,423)	356.247	351.418	(1,804,815)
JANUARY	2001	(2,219,426)	109,354	356.247	354.662	109,835
FEBRUARY	2001	(2,090,412)	129,014	356.247	354.434	129,672
MARCH	2001	(2,001,045)	89,367	356.247	356.247	89,367
NET RESULTS, FOR THE LAST TWELVE MONTHS						(2,037,488)
APRIL	2000	(2,139)	(2,139)	356.247	319.402	(2,386)
MAY	2000	(54,564)	(52,425)	356.247	320.596	(58,255)
JUNE	2000	11,854	66,418	356.247	322.495	73,365

82-4582

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

JULY	2000	937,598	925,744	356.247	323.753	1,018,596
AUGUST	2000	1,266,102	328,504	356.247	325.532	359,482
SEPTEMBER	2000	1,380,370	114,268	356.247	327.910	124,141
OCTOBER	2000	742,704	(637,666)	356.247	330.168	(687,978)
NOVEMBER	2000	1,051,899	309,195	356.247	332.991	330,777
DECEMBER	2000	1,320,053	268,154	356.247	336.596	283,787
JANUARY	2000	1,088,382	(231,671)	356.247	338.462	(243,834)
FEBRUARY	2000	793,661	(294,721)	356.247	338.238	(310,400)
MARCH	2000	1,102,796	309,135	356.247	340.381	323,541

NET RESULTS, FOR THE LAST TWELVE MONTHS 1,210,836

*BOARD OF DIRECTORS

DURATION FROM APRIL 27, 2001 TO APRIL 30, 2002 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 14.10 28.73

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,769,260

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE. AS WAS EXPLAINED ABOVE, ASARCO'S FINANCIAL STATEMENTS WERE REEVALUATED TO REFLECT THEIR MARKET VALUE AS OF THE 17TH. OF NOVEMBER OF 1999. DUE TO THE IMMATERIAL INFLATION IN THE UNITED STATES AND PERU, WHERE ASARCO OPERATIONS ARE LOCATED, BETWEEN THE 18TH OF NOVEMBER 1999 AND DECEMBER 31ST. 1999, NO INFLATION ADJUSTMENT WAS MADE.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2
IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS. FINANCIAL INSTRUMENTS VALUATION ADJUSTMENTS AMOUNTING TO $485,569 WERE RECORDED IN 2001 IN CONFOMITY WITH THE GUIDELINES ESTABLISHED BY THIS BULLETIN.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 AMERICAS MINING CORPORATION .	PROM.ORG. SOC. INDUSTRIAL	640	60.38	8,357,758	9,942,362
3 GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. SOC. INDUSTRIALES	630,211,677	99.99	7,421,957	6,521,069
4 INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,749,437	99.99	5,984,113	6,873,431
TOTAL INVESTMENT IN SUBSIDIARIES				**21,763,828**	**23,336,862**
ASSOCIATEDS					
1 NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	926
2 COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	20,729
3 MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	529	529
4 PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,029	4,029
5 PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6 TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	97,229
7 SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**72,524**	**124,720**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**23,461,582**

NOTES

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,987,472	1,232,485	18,754,987	10,409,156	4,465,316	24,698,827
MACHINERY	17,924,056	7,101,068	10,822,988	29,343,314	13,862,440	26,303,862
TRANSPORT EQUIPMENT	301,886	206,699	95,187	390,598	212,872	272,913
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	240,939	152,272	88,667	115,677	35,060	169,284
OTHER	1,683,646	407,814	1,275,832	1,441,683	60,068	2,657,447
DEPRECIABLES TOTAL	**40,137,999**	**9,100,338**	**31,037,661**	**41,700,428**	**18,635,756**	**54,102,333**
NOT DEPRECIATION ASSETS						
GROUNDS	675,120	0	675,120	1,032,913	0	1,708,033
CONSTRUCTIONS IN PROCESS	1,530,767	0	1,530,767	145,296	0	1,676,063
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**2,205,887**	**0**	**2,205,887**	**1,178,209**	**0**	**3,384,096**
TOTAL	**42,343,886**	**9,100,338**	**33,243,548**	**42,878,637**	**18,635,756**	**57,486,429**

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

82-4582
Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	20/08/2001	4.65	0	0	0	451,215	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	28/11/1995	8.40	0	0	0	0	0	0	0	0	0	212,881	500,129	1,721,559	1,147,710	1,080,276
CHASE SECURITIES REVOLVING C	15/11/1999	0.00	0	0	0	0	0	0	0	0	0	4,082,160	0	0	0	0
COLOCACION DE BONOS ING BARI	31/03/1998	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	3,981,927
CSFB CORPORATE DEBENTURES	01/02/1993	7.69	0	0	0	0	0	0	0	0	0	871,549	0	0	0	1,743,991
LARGO PLAZO BANK OF AMERICA	06/10/1998	5.05	0	0	0	0	0	0	0	0	0	553,431	548,287	279,946	0	0
SECURED EXPORT NOTES FIRS BO	30/05/1997	7.90	0	0	0	0	0	0	0	0	0	0	199,978	199,978	199,978	536,422
NOVA SCOTIA BANK	09/09/2001	4.33	0	0	0	0	0	0	0	0	0	94,102	0	0	902,430	0
BANCO DEL CREDITO DEL PERU B	20/07/1997	6.77	0	0	0	0	0	0	0	0	0	0	0	0	1,560,762	0
EXIMBANK BANK OF AMERICA	25/02/2000	4.19	0	0	0	0	0	0	0	0	0	72,038	190,285	72,014	72,014	252,203
GILA COUNTY INSTALLMENT BON	08/01/1998	5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	536,991
LEWIS & CLARK COUNTY ENV BO	01/01/1998	5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	513,826
BANAMEX	21/09/2001	6.85	0	0	0	0	0	451,215	0	0	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP	18/11/1996	0.00	0	0	0	0	0	0	0	0	0	173,055	129,364	54,760	0	0
NUECES RIVER EVN BOND	01/01/1998	5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	380,510
CREDIT AGRICOLE INDOSUEZ	29/06/2001	4.23	0	0	0	0	0	0	0	0	0	270,729	0	0	0	0
TORONTO DOMINION BANK REVOLV	16/03/2001	0.00	0	0	0	0	0	0	0	0	0	56,655	0	0	0	0
REFACCIONARIO SOCIETE GENERA	28/02/1997	0.00	0	0	0	0	0	0	0	0	0	27,534	27,534	27,534	0	0
IXE BANK	17/09/2001	7.05	0	0	0	0	0	0	0	0	0	63,170	0	0	0	0
CAPITAL LEASE AT & T, HYDROM	01/06/1983	9.60	0	0	0	0	0	0	0	0	0	6,479	7,365	10,865	10,865	3,565
DRESDNER BANK	28/12/2001	0.00	0	0	0	0	0	0	0	0	0	59,135	323,473	0	0	0
INTERESES			0	0	0	0	0	0	0	0	0	403,414	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**451,215**	**0**	**451,215**	**0**	**0**	**0**	**6,946,332**	**1,926,415**	**2,366,656**	**3,893,759**	**9,029,711**

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

82-4582
Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	1,683,911	0	0	0	0	0	2,268,820	0	0	0	0
TOTAL SUPPLIERS			0	0	0	1,683,911	0	0	0	0	0	2,268,820	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS			822,349	0	0	0	0	0	0	0	0	1,501,699	174,438	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			822,349	0	0	0	0	0	0	0	0	1,501,699	174,438	0	0	0
			822,349	0	0	2,135,126	0	451,215	0	0	0	10,716,851	2,100,853	2,366,656	3,893,759	9,029,711

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WA:
9.0243
1) CHASE SECURITIES REVOLVING CREDIT AGREEMENTS RATE OF INTERES LIBOR +3.
2) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR +0.750
3) TORONTO DOMINION BANK REVOLVING CREDIT RATE OF INTEREST LIBOR +2.0
4) REFACCIONARIO SOCIETE GENERALE NY RATE OF INTEREST LIBOR +0.250
5) DRESNER BANK RATE OF INTEREST LIBOR LIBOR +2.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2002**

GRUPO MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	112,271	1,022,877	0	0	1,022,877
OTHER	85	783	0	0	783
TOTAL	**112,356**	**1,023,660**			**1,023,660**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	24,911	226,834	0	0	226,834
INVESTMENTS	1,280	11,679	0	0	11,679
OTHER	43,927	403,857	0	0	403,857
TOTAL	**70,118**	**642,370**			**642,370**
NET BALANCE	**42,238**	**381,290**			**381,290**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,769,372**	**34,014,604**	0	0	**34,014,604**
LIABILITIES POSITION	**4,044,714**	**36,500,715**	**11**	**101**	**36,500,816**
SHORT TERM LIABILITIES POSITION	1,424,152	12,851,977	11	101	12,852,078
LONG TERM LIABILITIES POSITION	2,620,562	23,648,738	0	0	23,648,738
NET BALANCE	**(275,342)**	**(2,486,111)**	**(11)**	**(101)**	**(2,486,212)**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 9.0243

17/05/2002 17.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	18,895,413	41,764,971	22,869,557	1.00	210,400
FEBRUARY	19,719,466	42,181,339	22,461,873	0.00	(2,224)
MARCH	20,290,817	42,335,476	22,044,659	1.00	112,428
ACTUALIZATION:	0	0	0	0.00	1,198
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	145,236
OTHER	0	0	0	0.00	(29,244)
TOTAL					**437,794**

17/05/2002 17.47

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

17/05/2002 17.47

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	36
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	77
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	95
TOQUEPALA - PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	16,480,200	100
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	38
.	COPPER WIRE ROD	245,000	69
.	COPPER CAKES	130,000	24
SMELTER RAY, ARIZONA	SMELTING OF COPPER	200,000	81
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	85
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	97
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	100
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	100
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	70
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	46
EAST HELENA, MONTANA	LEAD BULLION PRODUCTION	72,000	0
.		0	0
TENNESSEE MINES DIVISION	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF ZINC	2,500,000	0
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	64
.	REFINED SILVER	1,991	43
.	REFINED GOLD*	11,200	25
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	80
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	87
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	438,000	100
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	49
.	BISMUTH OXIDE	19	100
.	BISMUTH ALLOY	86	7
.	TEST LEAD	17	29
ENCYCLE PLANT	NICKEL PRODUCTION	544	5
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	72
SMELTING	COPPER SMELTER	360,000	74
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	73

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	48
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	50
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	66
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	81
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	78
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	44
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	46
.	ARSENIC	6,000	31
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	88
.	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	87
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	120,000	72
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	92
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	41
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	46
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,068,000	100
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	100
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	81
LIXIVIATION PLANTS	COPPER CATHODES	54,750	86

17/05/2002 17.47

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS.
* VOLUME IN KILOGRAMS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		COPPER CONCENTRAT	TRAFIGURA A.G.	NO	1.00
		BLISTER COPPER	TRAFIGURA NOVARCO	NO	1.00
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	2.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	1.00
		ANODES COPPER	CHEMETCO	NO	5.00
	OTHERS			NO	2.00

NOTES

17/05/2002 17.47

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD	971	3,564	216	18,307	3.00	IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
SILVER	329,767	24,333	46,481	61,180		IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
LEAD	4,623	32,306	7,236	32,547	34.00		MET-MEX PEÑOLES
ZINC	22,051	464,353	9,695	77,382	45.00	IMM-SLP	GRUPO NACOBRE
							ALUM.Y ZINC INDUST.
							INDUST. MONTERREY
COPPER CONTENT IN CONCENTRATES	30,342	284,220					MEXICANA DE COBRE
ZINC CONTENT IN CONCENTRATES	7,704	23,536	3,333	24,374	25.00		MET-MEX PEÑOLES
BLISTER COPPER	5,683	192,850			90.00		COBRE DE MEXICO
							COBRE DE PASTEJE
COPPER WIRE ROD	71,405	448,812	5,202	83,785			CONDUCTORES COBR.
							CONDULIMEX
COPPER IN CATHODES	163,062	2,002,125	29,481	425,201	15.00		COBRE DE MEXICO
							INDUST. UNIDAS
MOLYBDENUM	3,253	20,781	756	43,827	90.00	LA CARIDAD	MOLYMEX
TRANSPORTATION SERVICES		772,766		1,297,032			
OTHER				75,838			
3RD. DOC. EFFECT.				6,155			
TOTAL		4,269,646		2,145,628			

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD			255	21,818	USA	SPCC	GERALD METALS
						ASARCO	ENTHONE OMI
SILVER			122,343	164,817	USA	SPCC	DEGUSA HILLS
						IMM MONTERREY	SCOTIA BANK
LEAD			6	37	USA		COMINGO.LTD
ZINC			16,204	127,459	USA		BETHLEHEM STEEL
							INLAND STEEL
COPPER CONTENT IN CONCENTRATES			5,004	70,877	USA	ASARCO	GLENCORE, LTD
ZINC CONTENT IN CONCENTRATES			8,617	60,497	ALEMANIA	ASARCO	SAVAGE ZINC
BLISTER COPPER			3,988	51,764	USA	SPCC	TRAFIGURA, A.G.
						CANANEA	GERALD METALS
COPPER WIRE ROD			74,860	1,149,652	USA	ATR	CERRO WIRE & CABLE
COPPER CATHODES			122,916	1,821,015	USA	SPCC	PECHINEY WORLD T.
						ELECTROWON	GERALD METALS
MOLYBDENUM			2,518	114,860	SUIZA	SPCC	GLENCORE INT.
					HOLANDA	LA CARIDAD	CHEMETALLGES
OTHER				78,031			
3RD. DOC. EFFECT				11,023			
TOTAL				3,671,850			

NOTES

VOLUME IN TONS
GOLD AND SILVER IN KILOGRAMS.

17/05/2002 17.47

82-4582

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 9,738

Number of shares Outstanding at the Date of the NFEA: 651,646,640
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	-11,594
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 9,738

Number of shares Outstanding at the Date of the NFEA: 651,646,640
(Units)

82-4582

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 651,646,640

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 651,646,640

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

17/05/2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	630,457,540	21,189,100		651,646,640	15,706,416	609,622
TOTAL			**630,457,540**	**21,189,100**	**0**	**651,646,640**	**15,706,416**	**609,622**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

CP. DANIEL TELLECHEA SALIDO
APODERADO

C.P. ERNESTO DURAN TRINIDAD
APODERADO

MEXICO, D.F., AT MAY 17 OF 2002